Exhibit 99.1

ALGONQUIN POWER & UTILITIES CORP.

(a corporation created under the laws of Canada)

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the shareholders of Algonquin Power & Utilities Corp. (the “Corporation” or “APUC”) will be held on Tuesday, April 23, 2013 at 4:00 p.m. (Eastern Time) at the Holiday Inn & Suites Oakville @ Bronte, 2525 Wyecroft Road, Oakville, Ontario, L6L 6P8 for the following purposes:

1.	to receive the financial statements of the Corporation for the fiscal period ended December 31, 2012, together with the reports of the auditor thereon;

2.	to appoint an auditor and authorize the directors (the “Directors”) of the Corporation to fix the auditors’ remuneration;

3.	to elect the Directors as set out in the Corporation’s management information circular (the “Circular”) dated March 18, 2013;

4.	to consider, and if thought fit, pass a resolution (the full text of which is set out in Schedule “B” to this Circular) approving unallocated options under the Corporation’s stock option plan;

5.	to consider, and if thought fit, pass a resolution (the full text of which is set out in Schedule “C” to this Circular) approving the continuance, amendment and restatement of the Corporation’s shareholder rights plan;

6.	to consider, and if thought fit, pass a resolution (the full text of which is set out in Schedule “E” to this Circular) approving the issuance of common shares and securities convertible into common shares to Emera Incorporated (“Emera”) from time to time, as a result of which Emera’s holdings increase from between 15% and 20% to greater than 20% (but less than 25%) of the outstanding common shares of the Corporation, subject to the limitations set out in the resolution in Schedule “E”;

7.	to consider and approve, on a non-binding advisory basis, a resolution (the full text of which is set out in Schedule “F” to this Circular), accepting the Corporation’s approach to executive compensation disclosed in this Circular; and

8.	to transact such other business as may properly be brought before the Meeting or any adjournment(s) thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Oakville, Ontario this 18th day of March, 2013.

By order of the Directors

(Signed) “Kenneth Moore”

Kenneth Moore, Chair of the Board of Directors

If you are unable to attend the Meeting in person, please complete, sign and return the enclosed form of proxy to the Corporation, c/o CIBC Mellon Trust Company, in the envelope provided for that purpose, or deliver it by mail to the Corporation, c/o CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile to 416-368-2502 or 1-866-781-3111, or by electronic mail to proxy@canstockta.com so as to arrive not later than 4:00 p.m. (Eastern Time) on April 22, 2013. Canadian Stock Transfer Company Inc. acts as administrative agent for CIBC Mellon Trust Company.

ALGONQUIN POWER & UTILITIES CORP.

MANAGEMENT INFORMATION CIRCULAR

March 18, 2013

SOLICITATION OF PROXIES

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Algonquin Power & Utilities Corp. (the “Corporation” or “APUC”) for use at the annual meeting (the “Meeting”) of shareholders of the Corporation (“Shareholders”) to be held on Tuesday, April 23, 2013 at 4:00 p.m. (Eastern Time) at the Holiday Inn & Suites Oakville @ Bronte, 2525 Wyecroft Road, Oakville, Ontario, L6L 6P8 or any adjournment thereof. The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of the Corporation, the directors (“Directors”) of the Corporation or by the Corporation’s transfer agent, CIBC Mellon Trust Company, at a nominal cost. The costs of solicitation will be borne by the Corporation.

The information contained in this Circular is given as at March 18, 2013, unless otherwise indicated.

All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are Directors. Each Shareholder has the right to appoint a person other than any person named in the enclosed form of proxy, who need not be a Shareholder, to represent the Shareholder at the Meeting. This right may be exercised by inserting the name of the person to be appointed by the Shareholder in the space provided in the form of proxy and by striking out the names of the management nominees or by completing another proper form of proxy.

To be effective, proxies must be deposited with the Corporation, by mail to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile to 416-368-2502 or 1-866-781-3111, or by electronic mail to proxy@canstockta.com not later than 4:00 p.m. (Eastern Time) on April 22, 2013 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned meeting. Proxies may also be delivered to the chair of the Meeting before the commencement of the Meeting or any adjournment thereof. Canadian Stock Transfer Company Inc. acts as administrative agent for CIBC Mellon Trust Company.

Special Instructions for Non-Registered Shareholders

Only registered Shareholders, or the persons that they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, shares of the Corporation (the “Shares”) beneficially owned by a Shareholder (a “Non-Registered Holder”) are registered:

(a)	in the name of an intermediary that the Non-Registered Holder deals with such as banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or

(b)	in the name of a depository (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant.

In accordance with the requirements of National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation will be distributing copies of the meeting materials to intermediaries for further distribution to Non-Registered Holders. Intermediaries are required to forward the meeting materials to Non-Registered Holders and receive voting instructions from them unless a Non-Registered Holder has waived the right to receive the meeting materials. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the meeting materials will:

(a)	be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone, fax or internet); or

(b)	less typically, be given a proxy which has already been signed by the intermediary, restricted as to the number of Shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. The Non-Registered Holder who wishes to submit the proxy should otherwise properly complete and deposit it with the Corporation or CIBC Mellon Trust Company, as described above. This proxy need not be signed by the Non-Registered Holder.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a proxy signed by the intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the name of the Non-Registered Holder (or such other person) in the blank space provided. A Non-Registered Holder who receives a voting instruction form should follow the corresponding instructions on the form. Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries’ service companies on the request for instructions or proxy form provided to them.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke the proxy by an instrument in writing, including another proxy, duly executed by the Shareholder or by his or her attorney authorized in writing, deposited with the Corporation as provided above. A Shareholder may also revoke a proxy in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

VOTING OF SHARES

On any ballot that may be called for, the persons designated in the enclosed form of proxy will vote for, vote against or withhold from voting the Shares in respect of which they are appointed by proxy in accordance with instructions of the Shareholder indicated on the proxy. If a Shareholder has specified in his or her form of proxy how his or her Shares will be voted or withheld from voting, the Shares will be voted accordingly. In the absence of instructions with respect to a particular resolution, the Shares will be voted in favour of the resolution as indicated under the appropriate heading in this Circular.

The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the notice of meeting and other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation is not aware of any amendments, variations or other matters to come before the Meeting.

VOTING SHARES

On March 6, 2013, the record date established for notice of the Meeting, the Corporation had outstanding a total of 200,507,537 Shares, each carrying the right to one vote per Share. All Shareholders of record at the close of business on March 6, 2013, the record date established for notice of the Meeting, will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy.

As of March 18, 2013, to the knowledge of the Directors and Officers of the Corporation, no person or company beneficially owned, directly or indirectly, or controlled or directed 10% or more of the Corporation, except Emera Incorporated (“Emera”), that directly owns, and has control and direction, of 46,166,766 Shares, representing 23% of the outstanding Shares.

MATTERS TO BE ACTED ON AT THE MEETING

1.	Receipt of Financial Statements

The audited consolidated financial statements of the Corporation for its fiscal year ended December 31, 2012 will be presented at the Meeting.

2.	Appointment of Independent Auditor

In August of 2012, the Audit Committee (“Audit Committee”), with the Board of Director’s (the “Board”) approval, decided that it was an appropriate time to have a competitive selection process to determine the chartered accountants to propose to the Shareholders as auditor for 2013. The process was conducted by management with the oversight by the Audit Committee. Following written and oral presentations by firms invited to participate, management and the Audit Committee performed an evaluation of each firm and recommended the appointment of Ernst & Young LLP to the Board of Directors.

The determination to change the auditor of the Corporation was not as a result of any reportable event, as that term is defined in section 4.11 of National Instrument 51-102 (“NI 51-102”). There have been no disagreements between the Corporation and KPMG LLP, and there have been no qualified opinions or denials of opinions by KPMG LLP for the purposes of NI 51-102.

Effective March 22, 2013, KPMG LLP will resign as auditor of the Corporation. At the Meeting, Shareholders will be requested to appoint Ernst & Young LLP as auditor of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Directors to fix the auditors’ remuneration. In accordance with section 4.11 of NI 51-102, the Corporation’s Reporting Package with respect to the termination of KPMG LLP and proposed appointment of Ernst & Young LLP as the auditor of the Corporation (including the Notice of Change of Auditor, a letter from Ernst & Young LLP and a letter from KPMG LLP) has been filed by the Corporation on SEDAR and is attached as Schedule “A” to this Information Circular.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Ernst & Young LLP as auditor of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed and the authorization of the Directors to fix the remuneration of the auditor.

3. Election of Directors

The Corporation’s articles provide that the Board is to consist of a minimum of three (3) and maximum of nine (9) directors. The Directors have been empowered to determine from time to time the number of Directors within the minimum and maximum numbers provided for in the articles. The Directors have fixed the number of Directors to be elected at the Meeting at six (6). The six (6) persons proposed for nomination for election as Directors are Christopher Ball, Christopher Huskilson, Christopher Jarratt, Kenneth Moore, Ian Robertson, and George Steeves. Under the Corporation’s By-laws, directors are elected annually.

The Board has adopted a “majority voting” policy with respect to the election of Directors. Under the policy, if a nominee for Director (the “Subject Director”) receives a greater number of votes “withheld” from his or her election than votes “for” such election, the Corporate Governance Committee of the Board will, within ninety (90) days after such vote, make a recommendation to the Board as to whether the Subject Director should be asked to resign his or her position as a Director. The Board will consider the committee’s recommendation and determine appropriate actions to be taken with respect to the Subject Director. If, as a result of the Board’s decision on the recommendation, the Subject Director resigns as a Director, the Corporation will issue a press release announcing the resignation and may determine to fill or leave unfilled (until the next annual Shareholder meeting) the vacancy in the Board resulting from the resignation. A copy of the majority voting policy is available on the Corporation’s website at www.algonquinpower.com.

The Subject Director will not participate in the deliberations by the Corporate Governance Committee or the Board as to whether to request his or her resignation. The majority voting policy applies only in circumstances involving an uncontested election of Directors, meaning an election in which the number of nominees for Director is equal to the number of Directors to be elected.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment as Directors of the proposed nominees whose names are set out below, each of whom has been a Director since the date indicated below opposite the proposed nominee’s name. Management does not contemplate that any of the proposed nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each Director elected at the Meeting will hold office until the next annual meeting or until his successor is duly elected or appointed.

The following table sets forth the name and background information with respect to the six (6) persons proposed for nomination for election as Directors, including the name and jurisdiction of residence of such person, principal occupation or employment for the past five (5) years and a summary of their experience, the date each such person was first elected as a Director, and the number of Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by such person (as furnished by the respective nominee). The aggregate number of Shares held by directors and officers of the Corporation is 955,153 which represents 0.48% of the issued and outstanding Shares.

Christopher Ball

Toronto, Ontario, Canada | Director since 2009(1) | Age 61

Independent

Chair of the Audit Committee

Member of the Compensation Committee

Christopher Ball is the Executive Vice President of Corpfinance International Limited, and President of CFI Capital Inc., both of which are investment banking boutique firms. From 1982 to 1988, Mr. Ball was Vice President at Standard Chartered Bank of Canada with responsibilities for the Canadian branch operation. Prior to that, Mr. Ball held various managerial positions with the Canadian Imperial Bank of Commerce. He is also a member of the Hydrovision International Advisory Board, and was a director of Clean Energy BC, with his term ending in June 2011.

Shares Beneficially Owned: 24,200 valued at $188,276 as at March 15, 2013

Deferred Share Units Owned: 11,238 valued at $87,432 as at March 15, 2013

(1)	Prior to becoming a Director of the Corporation, from 2002 to 2009, Mr. Ball served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

Christopher Huskilson

Wellington, Nova Scotia, Canada | Director since 2009(1) | Age 55

Non-Independent (CEO of Emera, a 23% Shareholder)

Chair of the Compensation Committee

Member of the Governance Committee

Christopher Huskilson has been the President and Chief Executive Officer of Emera, a North American energy and services company, since November 2004. He was Chair of the Technology and Development Committee until its dissolution in February 2012. He is also Chair of Bangor Hydro Electric Company, a Director of Nova Scotia Power Inc. and serves as the Chair or as a Director of a number of other Emera affiliated companies. Mr. Huskilson has held a number of positions within Nova Scotia Power Inc. and its predecessor, Nova Scotia Power Corporation, since June 1980. Mr. Huskilson holds a Bachelor of Science in Engineering and a Master of Science in Engineering from the University of New Brunswick.

Shares Beneficially Owned: Mr. Huskilson does not own any Shares personally. Mr. Huskilson is the CEO of Emera which corporation owns 46,166,766 Shares valued at $359,177,439 as at March 15, 2013.

Deferred Share Units Owned: N/A(2)

(1)	Prior to becoming a Director of the Corporation, from July 2009 to October 2009, Mr. Huskilson served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.
(2)	Director fees can be paid in part by the issuance of DSUs, as elected by each director. Director fees owed to Mr. Huskilson are paid directly to Emera. As a result no DSUs are held by Mr. Huskilson.

Christopher Jarratt

Oakville, Ontario, Canada | Director since 2010 | Age 54

Non-Independent (Vice Chair of APUC)

Christopher Jarratt is the Vice Chair of the Corporation. Mr. Jarratt is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988 which was a predecessor organization to APUC. Mr. Jarratt has over 25 years of experience in the development of independent electric power generating projects both in North America and internationally. Mr. Jarratt was also a founder and principal of a consulting firm specializing in renewable energy project development. Mr. Jarratt is a water resources engineer and holds a Professional Engineering designation through his Honours Bachelor of Science degree from the University of Guelph. Additionally, he has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dr. (Chartered Director).

Shares Beneficially Owned: 410,309(1) valued at $3,192,204 as at March 15, 2013

Deferred Share Units Owned: N/A(2)

(1)	Mr. Jarratt directly owns 299,357 Shares and Algonquin Power Corporation (CKJ) Inc. (a private corporation owned by Mr. Jarratt) owns 110,952 Shares. Mr. Jarratt exercises control and direction over the Shares owned by Algonquin Power Corporation (CKJ) Inc.
(2)	Mr. Jarratt is not eligible to receive DSUs as he is an employee of the Corporation.

Kenneth Moore

Toronto, Ontario, Canada | Director since 2009(1) | Age 54

Independent

Chair of the Board of Directors

Member of the Audit Committee

Kenneth Moore is the Managing Partner of NewPoint Capital Partners Inc., an investment banking firm. From 1993 to 1997, Mr. Moore was a senior partner at Crosbie & Co., a Toronto mid-market investment banking firm. Prior to investment banking, he was a Vice-President at Barclays Bank where he was responsible for a number of leveraged acquisitions and restructurings. Mr. Moore holds a Chartered Financial Analyst designation. Additionally, he has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dir. (Chartered Director).

Shares Beneficially Owned: 18,000 valued at $140,040 as at March 15, 2013

Deferred Share Units Owned: 26,078 valued at $202,887 as at March 15, 2013

(1)	Prior to becoming a Director of the Corporation, from 1998 to 2009, Mr. Moore served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

Ian Robertson

Oakville, Ontario, Canada | Director since 2010 | Age 53

Non-Independent (CEO of APUC)

Ian Robertson is the Chief Executive Officer of the Corporation. Mr. Robertson is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988 which was a predecessor organization to APUC. Mr. Robertson has over 23 years of experience in the development of electric power generating projects. Mr. Robertson is an electrical engineer and holds a Professional Engineering designation through his Bachelor of Applied Science degree awarded by the University of Waterloo. Mr. Robertson earned a Master of Business Administration degree from York University and holds a Chartered Financial Analyst designation. Additionally, he has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dir. (Chartered Director).

Shares Beneficially Owned: 427,905(1) valued at $3,329,100 as at March 15, 2013

Deferred Share Units Owned: N/A(2)

(1)	Mr. Robertson directly owns 323,169 Shares and Techno Whiz Kid Inc. (a private corporation owned by Mr. Robertson) owns 104,736 Shares. Mr. Robertson exercises control and direction over the Shares owned by Techno Whiz Kid Inc.
(2)	Mr. Robertson is not eligible to receive DSUs as he is an employee of the Corporation.

George Steeves

Aurora, Ontario, Canada | Director since 2009(1) | Age 62

Independent

Chair of the Governance Committee

Member of the Audit Committee

George Steeves is the principal of True North Energy, an energy consulting firm. From January 2001 to April 2002, Mr. Steeves was a division manager of Earthtech Canada Inc. Prior to January 2001, he was the president of Cumming Cockburn Limited, an engineering firm, and has extensive financial expertise in acting as a chair, director and/or audit committee member of public and private companies, including the Corporation, and formerly Borealis Hydroelectric Holdings Inc. and KMS Power Income Fund. Mr. Steeves received a Bachelor and Masters of Engineering from Carleton University and holds the Professional Engineering designation in Ontario and British Columbia. Additionally he has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dir. (Chartered Director).

Shares Beneficially Owned: 17,241(2) valued at $134,134 as at March 15, 2013

Deferred Share Units Owned: 12,854 valued at $100,004 as at March 15, 2013

(1)	Prior to becoming a Director of the Corporation, from 1997 to 2009, Mr. Steeves served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.
(2)	Mr. Steeves’ directly owns 14,327 Shares and Mr. Steeves’ spouse owns 2,914 Shares. Mr. Steeves exercises control and direction over the Shares owned by his spouse.

4. Approval of Unallocated Options under Algonquin’s Stock Option Plan

The Corporation’s Stock Option Plan, described under the heading “Statement of Executive Compensation—Executive Stock Option Plan” in this Circular, provides that the aggregate number of Shares of the Corporation that may be reserved for issuance under the Stock Option Plan must not exceed 10% of the number of Shares outstanding at the time the options are granted. Pursuant to the rules and policies of the Toronto Stock Exchange (the “TSX”), unallocated options, rights or other entitlements under a TSX-listed issuer’s security-based compensation arrangement that do not have a fixed maximum number of securities issuable (which includes the Stock Option Plan) must be approved by a majority of the issuer’s directors and by the issuer’s security holders every three years.

The number of unallocated options is calculated by subtracting the number of outstanding options to acquire Shares at any given time from the number that represents 10% of the issued and outstanding Shares at the time. As of March 18, 2013, options to purchase 4,567,129 Shares (equal to approximately 2.28% of the outstanding Shares of the Corporation) were outstanding under the Stock Option Plan, leaving unallocated options to purchase 15,484,461 Shares (equal to approximately 7.72% of the outstanding Shares of the Corporation) available for future grants.

At the Meeting, Shareholders will be asked to consider, and if thought advisable, pass, with or without amendment, a resolution (the “Unallocated Option Resolution”) to approve all unallocated options under the Stock Option Plan. The text of the Unallocated Option Resolution is set out in Schedule “B” to this Circular. If the Unallocated Option Resolution is passed at the Meeting, the Corporation will next be required to seek similar approval from the Shareholders no later than April 23, 2016.

If the Shareholders do not approve the Unallocated Option Resolution:

•

all unallocated options outstanding as of the date of the Meeting will be cancelled and the Corporation will not be permitted to grant further options under the Stock Option Plan until such time as the required Shareholder approval may be obtained in the future; and

•

all options that have already been allocated and granted under the Stock Option Plan as of the date of the Meeting that have not yet been exercised will continue unaffected in accordance with their current terms; provided that, where such an option is cancelled or terminated, it will not be available for re-grant under the Stock Option Plan until such time as the required Shareholder approval may be obtained in the future.

In order to be effective, the Unallocated Option Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by the Shareholders in respect thereof at the Meeting. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the Unallocated Option Resolution, unless the Shareholder who has given the proxy has directed that the Shares represented thereby be voted against such resolution.

5. Continuation, Amendment and Restatement of the Shareholder Rights Plan

In 2010, Shareholders approved the adoption of the Corporation’s Shareholder rights plan (the “Rights Plan”). At the Meeting, Shareholders will be asked to consider, and if thought advisable, pass, with or without amendment, a resolution (the “Rights Plan Resolution”) approving the continuation, amendment and restatement of the Rights Plan. The text of the Rights Plan Resolution is attached as Schedule “C” hereto.

Background

The Corporation and CIBC Mellon Trust Company (the “Rights Agent”) entered into an agreement dated as of June 9, 2010 to implement the Rights Plan (the “Rights Plan Agreement”). The Corporation’s Board of Directors has approved an amended and restated Shareholder rights plan to be dated April 23, 2013 (the “Amended Rights Plan”) if approved at the Meeting.

The Amended Rights Plan continues (with the amendments described below) a right (a “Right”) (which may only be exercised if a person acquires control of 20% or more of the Shares) for each Shareholder, other than the person that acquires 20% or more of the Shares, to acquire additional Shares at one-half of the market price at the time of exercise. This significantly dilutes the Share position of the person that acquires 20% or more of the Shares and practically prevents that person from acquiring control of 20% or greater of the Shares unless the Rights Plan has been withdrawn or the buyer makes a Permitted Bid (as defined in the Amended Rights Plan). The most common approaches that a buyer may take to have a rights plan withdrawn are to negotiate with the Board to have the rights plan waived, or to apply to a securities commission to order withdrawal of the rights plan if the Corporation cannot develop an auction. Both of these approaches will give the Board more time and control over any sale process and increase the likelihood of a better offer to the Corporation’s Shareholders. See “Objectives of the Amended Rights Plan” below.

The Amended Rights Plan contains the following amendments to the Rights Plan:

•

The definition of “Exempt Acquisition” has been amended to provide that, in determining whether Emera has become a beneficial owner of more than 25% of the Shares outstanding as a result of certain issuances of Shares or convertible securities by the Corporation (including a distribution of Shares or convertible securities by way of private placement), the Shares to be issued to Emera shall be included in the aggregate number of outstanding Shares. If, under such determination, Emera becomes the beneficial owner of not more than 25% of the outstanding Shares as a result of an Exempt Acquisition, Emera is not considered an “Acquiring Person” for purposes of the Amended Rights Plan. The Amended Rights Plan otherwise provides that the Shares to be issued to a person (other than Emera) under an Exempt Acquisition are not to be included in the outstanding Shares in determining whether such person becomes the beneficial owner of more than 25% of the outstanding Shares.

•

The provisions of the Rights Plan which address the effective date and Shareholder review of the Rights Plan have been updated to reflect that the Amended Rights Plan will terminate at the termination of the annual general meeting of the Shareholders of the Corporation in 2016, unless at or before such meeting, the Shareholders, or Independent Shareholders (as defined in the Amended Rights Plan), as applicable, approve the continuation of the Amended Rights Plan.

The amendment to the definition of Exempt Acquisition makes the calculation of Emera’s holdings a diluted calculation (i.e. including the Shares to be issued to such Emera in the number of outstanding Shares). This amendment is consistent with the Corporation’s intention to allow Emera to acquire and hold up to 25% of the outstanding Shares of the Corporation, as reflected in the strategic investment agreement between the Corporation and Emera dated April 29, 2011, which agreement was approved by Shareholders of the Corporation on June 21, 2011. If the Shares to be issued to Emera under an Exempt Acquisition are not included in the outstanding Shares in the determination of whether Emera has exceeded the 25% threshold, Emera would never be able to acquire up to 25% of the outstanding Shares, absent a waiver of the relevant provisions of the Rights Plan approved by the Shareholders of the Corporation.

Apart from the above-mentioned amendments and certain other non-substantive amendments of a housekeeping nature to permit greater clarity and consistency, the Amended Rights Plan is identical to the Rights Plan in all material respects. If the Rights Plan Resolution is passed at the Meeting, the Corporation and the Rights Agent will execute the Amended and Restated Shareholder Rights Plan Agreement (the “Amended Rights Plan Agreement”) as of the date the resolution is passed and the Amended Rights Plan will come into effect. If the Rights Plan Resolution is not passed, the Rights Plan will become void and of no further force and effect, the Amended Rights Plan Agreement will not be executed and will not become effective and the Corporation will no longer have any form of Shareholder rights plan.

A summary of the key features of the Amended Rights Plan is attached as Schedule “D” hereto. The complete text of the Amended Rights Plan is available on the Corporation’s website at www.algonquinpower.com. The complete text of the Rights Plan Agreement is available on SEDAR at www.sedar.com. Both the Rights Plan and the Amended Rights Plan are also available to any Shareholder upon request to the Director, Investor Relations of the Corporation. Shareholders wishing to receive a copy of the Rights Plan or the Amended Rights Plan should contact the Director, Investor Relations of the Corporation by telephone at 905-465-4500 or by facsimile at 905-465-4514. If approved, the complete text of the Amended Rights Plan will be filed on SEDAR at www.sedar.com after the Meeting.

Objectives of the Amended Rights Plan

Approval of the Amended Rights Plan is not being proposed in response to or in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally. As of the date of this Circular, the Board is not aware of any third party considering or preparing any proposal to acquire control of the Corporation.

The primary objectives of the Amended Rights Plan are to ensure that, in the context of a bid for control of the Corporation through an acquisition of Shares, the Board has sufficient time to explore and develop alternatives for maximizing Shareholder value, to provide adequate time for competing bids to emerge, to ensure that Shareholders have an equal opportunity to participate in such a bid and to give them adequate time to properly assess the bid and lessen the pressure to tender typically encountered by a security holder of an issuer that is subject to a bid. The Amended Rights Plan in no way prohibits a change of control of the Corporation in a transaction that is fair and in the best interests of all Shareholders of the Corporation. The rights of Shareholders to seek a change in the management of the Corporation or to influence or promote action of the Board in a particular manner will not be affected by the Amended Rights Plan. The approval of the Rights Plan does not affect the duty of a director to act honestly and in good faith with a view to the best interests of the Corporation and the Shareholders.

In approving the Amended Rights Plan, the Board considered the following concerns inherent in the existing legislative framework governing take-over bids in Canada:

(a)	Time. Current legislation permits a take-over bid to expire in thirty-five (35) days. The Board is of the view that this generally is not sufficient time to permit security holders to consider a take-over bid and to make a reasoned and considered decision. The Amended Rights Plan provides a mechanism whereby the minimum expiry period for a take-over bid must be sixty (60) days after the date of the bid and the bid must remain open for a further period of ten (10) Business Days after the Offeror publicly announces that the Shares deposited or tendered and not withdrawn constitute more than 50% of the Shares outstanding held by Independent Shareholders (generally, Shareholders other than the Offeror or Acquiring Person (someone who beneficially owns greater than 20% of the outstanding Shares), their Associates and Affiliates, and Persons acting jointly or in concert with the Offeror or Acquiring Person). The Amended Rights Plan is intended to provide Shareholders with adequate time to properly evaluate the offer and to provide the Board with sufficient time to explore and develop alternatives for maximizing Shareholder value. Those alternatives could include identifying other potential bidders, conducting an orderly auction or developing a restructuring alternative which could enhance Shareholder value,

(b)	Pressure to Tender. A Shareholder may feel pressured to tender to a bid that the Shareholder considers to be inadequate out of a concern that failing to tender may result in the Shareholder being left with illiquid or minority discounted securities in the Corporation. The Amended Rights Plan provides a mechanism in the Permitted Bid provision that is intended to ensure that a Shareholder may remove the uncertainty as to whether a majority of Shareholders will support a take-over bid from the decision to tender to the take-over bid by requiring that a take-over bid remain open for acceptance for a further ten (10) Business Days following public announcement that more than 50% of the Shares held by Independent Shareholders have been deposited and not withdrawn as at the initial date of take-up or payment by the buyer. This mechanism therefore will lessen any undue pressure to tender that may be encountered by a security holder of an issuer that is the subject of a take-over bid.

(c)	Unequal Treatment. While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of an issuer may be acquired pursuant to a private agreement in which a small group of security holders dispose of their securities at a premium to market price which premium is not shared with other security holders. In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all security holders. The Amended Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Shares, to better ensure that Shareholders receive equal treatment.

General Impact of the Amended Rights Plan

It is not the intention of the Board, in approving the Amended Rights Plan, to secure the continuance of existing Board or executive officers, nor to avoid a bid for control of the Corporation in a transaction that is fair and in the best interests of Shareholders. For example, through the Permitted Bid mechanism, described in more detail in the summary of the Amended Rights Plan above, Shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Amended Rights Plan, regardless of the acceptability of the bid to the Board. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board will continue to be bound to consider fully and fairly any bid for the Shares in any exercise of their discretion to waive application of the Amended Rights Plan or redeem the Rights. In all such circumstances, the Board must act honestly and in good faith with a view to the best interests of the Corporation and its Shareholders.

The Amended Rights Plan does not preclude any Shareholder from utilizing the proxy mechanism under applicable securities laws to promote a change in the Board or executive officers, and has no effect on the rights of holders of outstanding Shares to requisition a meeting of Shareholders in accordance with the provisions of applicable securities legislation, or to enter into agreements with respect to voting their Shares. The definitions of “Acquiring Person” and “Beneficial Ownership” have been developed to minimize concerns that the Amended Rights Plan may be inadvertently triggered or triggered as a result of an overly broad aggregating of holdings of institutional Shareholders and their clients.

The Amended Rights Plan will not interfere with the day-to-day operations of the Corporation. The issuance of the Rights does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements.

In summary, the Board believes that the dominant effect of the Amended Rights Plan will be to enhance Shareholder value and to ensure equal treatment of all Shareholders in the context of an acquisition of control.

Vote Required

The Amended Rights Plan has been conditionally approved by the TSX, subject to Shareholder approval as discussed below.

To be effective, the Rights Plan Resolution must be approved by (i) a simple majority of 50% plus one vote of the votes cast in favour of the Amended Rights Plan by all Shareholders, whether in person or by proxy, at the Meeting and (ii) a simple majority of 50% plus one vote of the votes cast in favour of the Amended Rights Plan by all Shareholders, whether in person or by proxy, at the Meeting, excluding the votes attached to Shares owned by Emera or its affiliates, associates and/or insiders. If the Rights Plan Resolution is passed at the Meeting, then the Amended Rights Plan will become effective as of the date the Rights Plan Resolution is passed. If the Rights Plan Resolution is not passed at the Meeting, the Amended Rights Plan will not become effective.

Recommendation of the Board of Directors

The Board has reviewed the Amended Rights Plan for conformity with current practices of Canadian issuers with respect to Shareholder rights plan design. Based on its review, the Board has determined that it is advisable and in the best interests of the Corporation and its Shareholders that the Corporation has in place a Shareholder rights plan in the form of the Amended Rights Plan. Accordingly, the Board recommends a vote FOR the continuation, amendment and restatement of the Rights Plan. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the Rights Plan Resolution, unless the Shareholder who has given the proxy has directed that the Shares represented thereby be voted against such resolution.

The Board reserves the right to alter any terms of or not proceed with the Amended Rights Plan at any time prior to the meeting if the Board determines that it would be in the best interests of the Corporation and its Shareholders to do so, in light of developments subsequent to the date of this Circular.

6. Issuance of Shares and Securities Convertible into Shares to Emera from Time to Time

At the Meeting, Shareholders will be asked to consider, and if thought advisable, pass, with or without amendment, a resolution (the “Emera Share Issuance Resolution”) approving the issuance by the Corporation, from time to time, of Shares and securities convertible into Shares to Emera, as a result of which Emera’s holdings increase from between 15% and 20% to greater than 20% (but less than 25%) of the outstanding Shares of the Corporation. The Emera Share Issuance Resolution will not apply (i) after April 23, 2016 or (ii) when Emera’s holdings have fallen below 20% for a period of greater than thirty (30) days. The text of the Emera Share Issuance Resolution is attached as Schedule “E” hereto.

Background

The Corporation and Emera entered into the Strategic Investment Agreement dated April 29, 2011, which establishes how the Corporation and Emera will work together to pursue specific strategic investments of mutual benefit. The Strategic Investment Agreement was approved by Shareholders on June 21, 2011.

The Strategic Investment Agreement allows Emera in certain circumstances to increase its holdings of Shares to up to 25% of the outstanding Shares and to maintain such holding. The Strategic Investment Agreement also imposes voting restrictions and requirements on Shares held by Emera in excess of 15% of the outstanding Shares.

As of March 18, 2013, Emera holds an aggregate of 46,166,766 Shares, representing approximately 23.0% of the outstanding Shares. Emera has also agreed to subscribe for an additional 3,960,000 Shares, which subscription is expected to close prior to the date of the Meeting. As a result of such subscription, Emera will hold approximately 24.5% of the outstanding Shares following the issuance of the Shares to Emera under the subscription.

The Corporation may issue Shares under private placements, prospectus offerings, dividend reinvestment plan and security-based compensation arrangements from time to time. Emera may elect not to participate in such placements or offerings or otherwise acquire shares in order to maintain its pro rata percentage of outstanding Shares. In such case, Emera’s percentage holding of the outstanding Shares will be diluted. It is possible that Emera’s percentage holdings from time to time may be diluted to below 20% as a result.

The 20% threshold is considered important because, absent evidence to the contrary, a person is deemed under Canadian securities laws to be able to affect material control of a reporting issuer if the person (together with any other persons acting in concert) holds more than 20% of the voting securities of the reporting issuer.

As noted, the Strategic Investment Agreement allows Emera to increase its holdings to up to 25% of the outstanding Shares and the voting requirements thereunder apply to Emera’s holdings in excess of 15% of the outstanding Shares. Given that Shareholders have previously approved the Strategic Investment Agreement and the fact that Emera has already exceeded the 20% threshold, the Board believes it is in the best interest of the Corporation to obtain Shareholder approval in advance for future issuances of Shares (and securities convertible into Shares) to Emera, in circumstances where (i) Emera’s holdings have decreased to between 15% and 20% and (ii) will increase to greater than 20% but less than 25% as a result of the issuance. Such approval is proposed not to apply (i) after April 23, 2016 or (ii) when Emera’s holdings have fallen below 20% for a period of greater than thirty (30) days.

Vote Required

In order to be effective, the Emera Share Issuance Resolution must be approved by a simple majority of 50% plus one vote of the votes cast in favour of the Emera Share Issuance Resolution by all shareholders, whether in person or by proxy, at the Meeting, excluding the votes attached to Shares owned by Emera.

Recommendation by the Board of Directors

The Board believes it is in the best interests of the Corporation for Shareholders to pass the Emera Share Issuance Resolution, as this is consistent with and gives effect to the intention of the Strategic Investment Agreement. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the Emera Share Issuance Resolution, unless the shareholder who has given the proxy has directed that the Shares represented thereby be voted against such resolution.

7. Advisory Vote on Executive Compensation

In May 2012, the Board adopted a policy to annually provide Shareholders with an advisory vote, based on the Model ‘Say on Pay’ Policy for Boards of Directors published by the Canadian Coalition for Good Governance.

The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.

We hope that Shareholders will carefully review the “Compensation Discussion and Analysis” section beginning at page 17 and “Statement of Corporate Governance Practices” section beginning at page 32 of this Circular before voting on this matter. The “Compensation Discussion and Analysis” section discusses the Corporation’s compensation philosophy and approach to executive compensation, what our named executive officers are paid and how their level of compensation is determined. This disclosure has been approved by the Board of Directors on the recommendation of the Corporate Governance Committee.

We encourage any Shareholder who has comments on the Corporation’s approach to executive compensation to forward these comments to the Chair of the Corporate Governance Committee at Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, Attention: Chief Counsel & Corporate Secretary.

At the meeting, Shareholders will have the opportunity to vote on the Corporation’s approach to executive compensation through consideration of the advisory resolution set out in Schedule “F” of this Circular.

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take into account the results of the vote, together with feedback received from Shareholders in the course of Shareholder engagement activities, in considering its approach to executive compensation in the future.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the advisory resolution on executive compensation.

STATEMENT OF EXECUTIVE COMPENSATION

All dollar amounts in this Statement of Executive Compensation are expressed in Canadian dollars unless otherwise indicated.

Compensation Committee

The Compensation Committee of the Board of Directors (the “Compensation Committee”) reviews the compensation for APUC’s executive officers. It also reviews, approves and oversees the administration of all of the Corporation’s executive benefit plans and programs. The Compensation Committee currently consists of Christopher Huskilson (chair) and Christopher Ball. Both Mr. Huskilson and Mr. Ball have direct experience regarding executive compensation matters. Mr Huskilson has been a Director and the President and Chief Executive Officer of Emera since 2004. Mr. Ball is the Executive Vice President of Corpfinance International Limited where he is responsible for executive compensation and served as a trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation, since 2002 and a director of the Corporation since 2009.

In addition to selecting and recommending the appointment of the Chief Executive Officer of the Corporation (“CEO”) to the Board, the Compensation Committee is responsible for reviewing and approving the overall executive compensation plan philosophy and guidelines, and for reviewing directors’ compensation on an annual basis, or more frequently if required, and making recommendations to the Board. In addition, the Compensation Committee reviews and approves management succession plans, and approves the appointment and reviews compensation of officers reporting directly to the CEO as well as approves the grant of stock options. The Compensation Committee also has responsibility for assessing, on an annual basis, the performance of the Vice Chair and Chief Executive Officer, and discussing the performance of the executive team. For the purposes of this compensation disclosure, the individuals listed in the 2012 “Summary Compensation Table” are the Chief Executive Officer, the Chief Financial Officer, the Vice Chair, the President of Algonquin Power Co. (“APCo”), the power generation business, and the President of Liberty Energy Utilities Co. (“Liberty Utilities”), the regulated utilities business, who are the five (5) executive officers of the Corporation, or its affiliated companies, as defined by Canadian securities legislation (the “Named Executive Officers” or “NEO”).

Succession Planning and Leadership Development

The Compensation Committee has responsibility for ensuring that a succession planning process is in place for senior management of APUC and its affiliates, and to review this process on an annual basis. Succession planning is viewed by the Compensation Committee as an ongoing priority of identifying and developing talent, leadership and skills to ensure the Corporation has the continued capability to meet future strategic objectives and fulfill key organizational roles in the future.

The Compensation Committee is mandated to make recommendations to the Board of Directors with respect to succession planning including: (i) policies and principles for the selection and performance review of the executive officers, and potential successors to the executive officers; (ii) policies and plans regarding succession in the event of an emergency or the retirement of an executive officer; and (iii) appointing, training and monitoring potential successors to executive officers.

The Compensation Committee requires that senior management of Algonquin at least annually review the performance of their team members and develop plans for personal growth and career advancement.

Where employees are considered potential successors, a long term professional development plan is established to further align the employees’ personal development plan with the long term succession needs of the Corporation. Where no internal succession candidate is identified, the Corporation expects to source a potential successor through external hiring. In this instance, a plan would be established to provide for filling the role on an interim basis pending the external hire.

Annual Compensation Decision-Making Process

The Corporation has developed a comprehensive annual process for making decisions about compensation for the executive officers of the Corporation. This process involves the following steps:

•

Management analyzes data (including peer group information, compensation trend information and internal equity considerations) and performance against objectives, and the Chief Executive Officer makes recommendations regarding executive compensation for the senior officers including the Named Executive Officers to the Compensation Committee, other than for the Chief Executive Officer and Vice Chair.

•

The Compensation Committee reviews and considers these recommendations, as well as the compensation for the Chief Executive Officer and Vice Chair of the Corporation, using benchmark information, with the assistance of external compensation consultants and information as required, and makes recommendations to the Board.

•

The Board considers and grants final approval for executive compensation decisions, with decisions regarding the Chief Executive Officer and Vice Chair being made by the non-executive directors of the Board (being all Board members other than the Chief Executive Officer and Vice Chair).

The foregoing process is generally completed within the first quarter of each new financial year of the Corporation. As part of the process, the Compensation Committee, in consultation with the Board also sets performance objectives for the Chief Executive Officer and Vice Chair for the coming year. Performance objectives for the other senior officers of the Corporation are set with the approval of the Chief Executive Officer.

For the purpose of determining bonus awards under the Corporation’s short-term performance incentive plan, the Board also approves the Corporation’s corporate scorecard, which consists of a series of corporate objectives against which corporate performance is measured, with the results being used to calculate bonuses for executive officers and other employees of the Corporation. The corporate scorecard is established annually for each financial year of the Corporation.

In reviewing and formulating recommendations regarding the elements of compensation paid to the senior executives of the Corporation, the Compensation Committee periodically consults independent external compensation consultants and information as required and compares proposed compensation for the senior executives of the Corporation with that for senior executives of a peer group of companies. The Compensation Committee uses this information to monitor the effectiveness of the Corporation’s compensation policies, plans and programs to ensure that the Corporation is competitive and able to attract, retain and motivate executives (as well as all other employees) in accordance with corporate strategy and to achieve the Corporation’s goals. The Compensation Committee also monitors compensation policies, plans and programs to ensure that they are appropriate to each executive’s expertise, responsibility and performance, and the performance of the Corporation.

Compensation Advisors

The Compensation Committee, from time to time, retains the services of independent advisors as needed in order to assist in fulfilling its duties. In 2012, the Compensation Committee and the Corporation engaged the services of compensation consultants Mercer Canada Limited (“Mercer”) and Towers Watson (“Towers”) as advisors to provide independent advice, compensation analysis and other information for compensation recommendations. Mercer and Towers provided counsel on the competitiveness and appropriateness of compensation practices and comparator groups for APUC and its affiliates. The scope of services includes bench marking competitive market reviews of senior executive compensation levels, review and observations of current executive compensation philosophy, policies and practices, and a review of pay and performance comparators.

In order to determine appropriate compensation levels relative to APUC’s competitive market, consultants retained by the Compensation Committee in 2012 developed a comparator group of Canadian and US organizations in APUC’s industry (independent power producers and utilities). The methodology targeted companies with assets and market capitalization of approximately one-half to two times those of APUC in order to find comparators that are similar in terms of size and complexity (“Comparator Group”).

Like sized comparators in the independent power producers industry are: Atlantic Power Corp., Boralex Inc., Innergex Renewable Energy Inc., Altagas Ltd., Capstone Infrastructure Corp., Capital Power Income LP and Northland Power Inc.

Like sized comparators in the utility sector are: Northwest Natural Gas Co., ITC Holdings Corp., Aqua America Inc., Empire District Electric Co., MGE Energy Inc., California Water Service, Chesapeake Utilities Corp., American States Water Co., Unitil Corp., and San Jose Water Corp.

The work done and the fees paid by APUC to its advisors are disclosed annually in the Management Information Circular. In 2012, APUC paid $19,776 and $36,894 in fees to Mercer and Towers respectively for compensation advice. In 2011, APUC paid $18,070 in fees to Mercer for compensation advice.

Compensation Discussion and Analysis

This section discusses the elements of compensation for the five (5) Named Executive Officers in 2012 discussed in this Management Information Circular; namely:

•	Ian Robertson, Chief Executive Officer, APUC

•	Christopher Jarratt, Vice Chair, APUC

•	David Bronicheski, Chief Financial Officer, APUC

•	David Pasieka, President, Liberty Utilities

•	Michael Snow, President, APCo

Executive Compensation Philosophy

The Corporation’s compensation philosophy for executive officers generally follows three underlying principles: (i) to provide compensation packages that encourage and motivate performance; (ii) to be competitive with other entities of similar size and scope of operations so as to attract and retain talented executives; and (iii) to align the interests of its executive officers with the long-term interests of the Corporation and its Shareholders.

When determining compensation policies and individual compensation levels for the Corporation’s executive officers, the Compensation Committee takes into consideration a variety of factors. These factors include the overall financial and operating performance of the Corporation, the Compensation Committee’s overall assessment of (i) each executive officer’s individual performance and contribution towards meeting business objectives; (ii) each executive officer’s level of responsibility; (iii) each executive officer’s length of service; and (iv) industry comparables.

The Corporation has a number of policies including an Insider Trading Policy which specifically excludes employees from trading certain types of securities including any securities which gain in value if the value of APUC securities decline in the future (e.g. Short selling), “call” options or “put” options.

Compensation Program Design

The Corporation has implemented a compensation program that is applicable to all of its employees. This program, which is referred to as the Corporation’s Compensation Program, is based on concepts of market competitiveness and internal equity, taking into account the roles and responsibilities of each employee of the Corporation. The program is designed to attract, retain and motivate outstanding talent in a competitive business environment, to reward participants when corporate and personal objectives are achieved, and to promote a high-performance culture among the Corporation’s employees. Alignment of employee and long-term Shareholder interests is promoted through a performance-based compensation system linked directly to a corporate scorecard, as addressed below.

The compensation components are:

•	base salary;

•	short-term performance incentives, consisting of cash bonus awards;

•	a long-term incentive program, which includes an Executive Stock Option Plan (the “Stock Option Plan”); and

•	a retirement plan, a health plan and other benefits.

APUC’s compensation program is designed to be competitive in relevant labour markets, including both short-term and long-term performance goals which link compensation to the Corporation’s performance as measured by specific financial results.

Compensation Mix

In keeping with the Corporation’s philosophy to link senior executive compensation to corporate performance and to motivate senior executives to achieve exceptional levels of performance, the Corporation has adopted a model that includes both base salary and “at-risk” compensation, comprised of short-term performance incentives (which is subject to targets being achieved), and long-term incentives linked to total Shareholder value.

The at-risk components depend on achieving Corporate, subsidiary business units, and individual performance objectives. These objectives are described in scorecards (“Scorecards”) that establish measurable financial, growth, operations, stakeholders and employee objectives that, if achieved, add value to the Corporation or its affiliates. The Named Executive Officer’s performance against the Scorecard is measured and rated. Each Executive must achieve a level of performance for any payment against a particular objective, failing which there is no payment against such objective. Accordingly, incentive compensation plans are designed to pay larger amounts for superior performance and smaller amounts if target performance is not achieved.

One of the objectives in the Scorecard is based on earnings before interest, tax, depreciation and amortization (“EBITDA”) which is a non-GAAP metric used by many investors to compare companies on the basis of the ability to generate cash from operations. The Corporation uses adjusted EBITDA as one of the metrics to assess the operating performance without the effects of depreciation and amortization expense, income tax expense or recoveries, acquisition costs, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange (“Adjusted EBITDA”). The Compensation Committee and the Board believe that this non-GAAP Adjusted EBITDA measure provides an understanding of the Corporation’s operating performance.

The Compensation Committee and Board annually consider the implications of the risks associated with the Corporation’s compensation policies. Such consideration includes a review of the relationship between enterprise risk and the Corporation’s executive compensation plans and policies to confirm that they continue to be optimally aligned with Shareholder interests while maintaining an acceptable level of risk exposure. The Compensation Committee has not identified risks arising from the Company’s policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

The following table shows the percentage weighting of each component of the Total Target Compensation for the Named Executive Officers in 2012.

Name	Base Salary (%)	Short-Term Performance Incentive (%)	Long-Term Incentive (%)	Total Pay at Risk (%)
Ian Robertson	43%	30%	27%	57%
Christopher Jarratt	43%	30%	27%	57%
David Bronicheski	51%	26%	23%	49%
David Pasieka	52%	24%	24%	48%
Michael Snow	52%	24%	24%	48%

Base Salary

Base salary of the Named Executive Officers of the Corporation is established at levels which are meant to be competitive with other companies and entities similar to, and of comparable size, to the Corporation. Base salary is not a function of any specific relationship to the performance of the Corporation and is reviewed annually by the Compensation Committee in consultation with the Board of Directors as described earlier.

In setting the recommended salaries of the Named Executive Officers, the Compensation Committee takes into consideration the advice and recommendations provided by the independent advisor which is based on the salaries paid to other executive officers in the Comparator Groups in the power generation and utilities sectors.

Short-Term Performance Incentive

The short-term incentive plan of the Corporation (the “Short-Term Performance Incentive”) is a cash bonus plan, the purpose of which is to align compensation with corporate targets and results, and thereby promote behaviours which benefit the interests of the Corporation and its Shareholders, and to reward personal achievements in a graduated fashion with awards at the highest employee grades of the Corporation being linked more directly to overall corporate performance.

Incentives are calculated and paid annually using the Scorecard, as described below.

Named Executive Officers are eligible for a discretionary short-term performance incentive based on a percentage of base salary if certain pre-set corporate and personal goals are achieved. Each year, these goals and objectives are reviewed by the Compensation Committee and approved by the Board. These goals are intended to be aligned with the goals and targets of the Corporation for that year. The APUC scorecard (“Scorecard”) is based on pre-set goals for the Corporation, and is approved by the Board.

2012 APUC Corporate Scorecard

On an annual basis, the Board of Directors of APUC approve the Scorecard that sets forth corporate objectives and target levels to be achieved on which the majority of the Short-Term Performance Incentive for the Named Executive Officers is based. The Scorecard for APUC is developed and recommended by management for approval by the Compensation Committee and Board of Directors at the beginning of each year.

The Scorecard objectives are based on the Corporation’s business plan for the year and establish performance targets for each objective. Objectives on the 2012 Scorecard included:

•	achievement of predetermined financial objectives for the Corporation (Adjusted EBITDA, earnings per share and cash flow per share);

•	achievement of predetermined growth objectives;

•	achievement of predetermined operations objectives;

•	achievement of predetermined objectives related to APUC stakeholders; and

•	achievement of predetermined employee engagement objectives

The relative weight of each performance measure is approved by the Compensation Committee and varies among the executive team and each of the Named Executive Officers. A portion of the short-term incentive for each of the Presidents of Liberty Utilities and APCo is based on Scorecards that are developed for each business.

Long-term Incentive

The long-term incentive element of compensation for the Named Executive Officers consists of an Executive Stock Option Plan (the “Stock Option Plan”), as described below. In 2012, the Stock Option Plan made up 100% of the target long-term compensatory value for each of the Named Executive Officers.

The number of stock options granted to the Named Executive Officers is determined by the Compensation Committee based on management’s recommendations and on information provided by an independent advisor. Stock option grants are based on the level of responsibility within the Corporation; generally, the level of grant increases with the level of responsibility.

The stock options increase or decrease in value in proportion to the increase or decrease in the market price of APUC’s Shares over the term of a particular grant. The value of stock option grants is based on the Black-Scholes valuation methodology. The Corporation has chosen to use Black-Scholes as the methodology for determining the fair value of options granted as it is an appropriate and commonly used methodology to value stock options.

For the options granted in 2012, the Black-Scholes value ratio was determined to be equal to 11.6% of the closing share price of $6.21 as of March 14, 2012 and 11.7% of the closing share price of $5.66 as of June 19, 2012. The Black-Scholes value ratio was determined using the following assumptions:

Date	Term(1) (years)	Volatility(2) (%)	Dividend Yield (%)	Risk Free Rate (%)
March 14, 2012	8	23.5%	4.9%	1.6%
June 19, 2012	8	24.0%	4.8%	1.3%

(1)	The safe harbour term used is equal to ((time to expiry + 3) / 2)
(2)	The volatility of the share price has been estimated as the average daily volatility since the Algonquin Power Income Fund, the predecessor organization to the Corporation, converted to a corporation.

Executive Stock Option Plan

The purpose of the Stock Option Plan is to attract, retain and motivate individuals as key service providers to the Corporation and its Affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation.

The Stock Option Plan authorizes the Board to issue stock options (“Options”) to directors, officers or employees of the Corporation or any Affiliate (an “Eligible Individual”), a corporation controlled by an Eligible Individual or any person/company, partnership, trust or corporation engaged to provide management or consulting services for the Corporation or any Affiliate (“Eligible Persons”).

The aggregate number of Shares that may be reserved for issuance under the Stock Option Plan must not exceed 10% of the number of Shares outstanding at the time the Options are granted. For greater clarity, the Stock Option Plan is “reloading” in the sense that, to the extent that Options expire or are terminated, cancelled or exercised, the Corporation may make a further grant of Options in replacement for such expired, terminated, cancelled or exercised Options, provided that the 10% maximum is not exceeded. No fractional Shares may be purchased or issued under the Stock Option Plan.

In addition, under the Stock Option Plan:

•

subject to the terms of the Stock Option Plan, the number of Shares subject to each Option, the exercise price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option and other terms and conditions relating to each Option will be determined by the Board from time to time;

•

subject to any adjustments pursuant to the provisions of the Stock Option Plan, the exercise price of any Option shall in no circumstances be lower than the Market Price (as defined below) of the Shares on the date on which the Board approves the grant of the Option;

•	Options will be personal to the grantee and will be non-transferable and non-assignable, except in certain limited circumstances;

•

the maximum number of Shares which may be reserved for issuance to insiders under the Stock Option Plan, together with the number of Shares reserved for issuance to insiders under any other securities based compensation arrangement, shall be 10% of the Shares outstanding at the time of the grant;

•

the maximum number of Shares which may be issued to insiders under the Stock Option Plan and all other security based compensation arrangements within a one year period shall be 10% of the Shares outstanding at the time of the issuance;

•

non-employee director participation in the Stock Option Plan is limited to the lesser of (i) a reserve of 1% of the Shares outstanding for non-employee directors as a group and (ii) an annual equity award value of $100,000 per director;

•

if the expiration date for an Option occurs during a Blackout Period (as defined below) or within ten (10) business days after the expiry date of a Blackout Period applicable to a person granted Options (an “Optionee”), then the expiration date for that option will be extended to the 10th Business Day after the expiry date of the Blackout Period. A “Blackout Period” is a period of time during which the Optionee cannot exercise an Option, or sell Shares issuable pursuant to the exercise of Options, due to applicable policies of the Corporation in respect of insider trading); and

•	except in certain circumstances, the term of an Option shall not exceed ten (10) years from the date of the grant of the Option.

Under the Stock Option Plan, “Market Price” of the Shares is defined as the volume weighted average trading price of such Shares on the TSX (or, if such Shares are not then listed and posted for trading on the TSX, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Board) for the five (5) consecutive trading days immediately preceding such date, provided that in the event that such Shares did not trade on any of such trading days, the Market Price will be the average of the bid and ask prices in respect of such Shares at the close of trading on all of such trading days and provided that in the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price will be the fair market value of such Shares as determined by the Board in its sole discretion.

The Stock Option Plan provides that, except as set out in the Stock Option Plan or any resolution passed at any time by the Board or the terms of any option agreement or employment agreement with respect to any Option or an Optionee, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

Where an Optionee (other than a service provider) resigns from the Corporation or is terminated by the Corporation for cause, the Optionee’s unvested options shall immediately be forfeited and the Optionee’s vested options may be exercised for a period of thirty (30) days after the date of resignation or termination.

Where an Optionee, other than a service provider, retires from the Corporation or ceases to serve the Corporation or an affiliate as a director, officer or employee for any reason other than a termination by the Corporation for cause, the Optionee’s vested options may be exercised within ninety (90) days after such retirement or termination. The Board may in such circumstances accelerate the vesting of unvested Options then held by the Optionee at the Board’s discretion.

In the event that an Optionee, other than a service provider, has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of the Stock Option Plan, but no additional grants of Options may be made to the Optionee.

If an Optionee, other than a service provider, dies, all unexercised Options held by such Optionee at the time of death immediately vest, and such Optionee’s personal representatives or heirs may exercise all Options within one (1) year after the date of such death.

All Options granted to service providers shall terminate in accordance with the terms, conditions and provisions of the associated option agreement between the Corporation and such service providers, provided that such termination shall occur no later than the earlier of (i) the original expiry date of the term of the Option and (ii) one (1) year following the date of termination of the engagement of the service provider.

Options may be exercised in accordance with the specific terms of their grant and by the Optionee delivering the exercise price to the Corporation for all of the Options exercised. The Optionee may also surrender Options and receive in exchange for each such Option, the amount by which the Market Price of the Shares exceeds the exercise price of the Option (the “In-the-Money Amount”). If the Optionee elects to surrender any Options in exchange for the In-the-Money Amount, the Corporation will determine whether to pay such amount in cash or in Shares representing the equivalent of the In-the-Money Amount based on the Market Price of the Shares at the date of exercise, in each case net of an amount equal to any withholding taxes.

In the event that the Shares are at any time changed or affected as a result of the declaration of a stock dividend, a Share subdivision or consolidation, the number of Shares reserved for Option shall be adjusted accordingly by the Board to such extent as it deems proper in its discretion.

If, after the grant of an Option and prior to its expiry:

(i)	the Shares are reclassified, reorganized or otherwise changed (a “Share Reorganization”), otherwise than as specified in the immediately preceding paragraph, or

(ii)	subject to the Corporation’s right to allow the exercise of vested and unvested Options following the occurrence of certain transactions, the Corporation shall consolidate, merge or amalgamate with or into another corporation (a “Merger”, with the resulting corporation being the “Successor Corporation”), the Optionee will receive, upon the subsequent exercise of his or her Options in accordance with the Stock Option Plan, the number of shares or securities of the appropriate class of the Corporation or Successor Corporation, as the case may be, that the Optionee would have received if on the record date of such Share Reorganization or Merger the Optionee were the registered holder of the number of Shares to which the Optionee was prior thereto entitled to receive on exercise of his or her Options.

The Board may amend, suspend or discontinue the Stock Option Plan or amend Options granted under the Stock Option Plan at any time without Shareholder approval; provided, however, that:

(a)	approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders of the Corporation is obtained for the following amendments:

i.	any amendment for which, under the requirements of the TSX or any applicable law, shareholder approval is required;

ii.	reduction of the exercise price, or cancellation and reissuance of options or other entitlements, of non-insider options granted under the Stock Option Plan;

iii.	extension of the term of options beyond the original expiry date of non-insider options;

iv.	changing the eligible participants that may permit an increase to the limit previously imposed on non-employee director participation;

v.	permitting options granted under the Stock Option Plan to be transferable or assignable other than for estate settlement purposes;

vi.	amending the Stock Option Plan’s amendment provisions; and

(b)	the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Stock Option Plan.

Notwithstanding the other provisions of the Stock Option Plan, if:

(a)	the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned Affiliate) or to liquidate, dissolve or wind-up;

(b)	an offer to purchase or repurchase all of the Shares shall be made to all holders of Shares which offer has been approved or accepted by the Board; or

(c)	the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety, or substantially as an entirety, so that the Corporation shall cease to operate any active business, then, the Corporation will have the right, upon written notice thereof to Optionees, to permit the exercise of all such Options, whether or not vested, within the twenty (20) day period next following the date of such notice and to determine that upon the expiration of such twenty (20) day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever.

The TSX rules require the Stock Option Plan to be put before Shareholders for re-approval within three (3) years of the date of the original meeting to approve the Stock Option Plan and every three (3) years thereafter.

As of March 18, 2013, the number of outstanding options is 4,567,129 which is 2.28% of the total outstanding Shares of the Corporation. The number of available options is 15,484,461 which is 7.72% of the total outstanding Shares of the Corporation. The number of Shares that have been issued pursuant to the plan is Nil. The number of Shares that have been issued pursuant to the plan as a percentage of the outstanding Shares is 0%.

The table below summarizes certain ratios regarding the Stock Option Plan, namely dilution, burn rate and overhang as defined in the table and measured as a percentage of the total number of shares outstanding as of December 31, 2012, 2011 and 2010.

	December 31, 2012	December 31, 2011	December 31, 2010
Dilution (total number of options outstanding divided by total number of Shares outstanding)	2.0%	1.8%	1.2%
Burn Rate (total number of options granted in a fiscal year, minus expired options, divided by the total number of Shares outstanding)	0.7%	1.0%	1.2%
Overhang (total options outstanding plus the number of options available to be granted pursuant to the Stock Option Plan, divided by the total number of Shares outstanding)	10.0%	10.0%	10.0%

Equity Compensation Plan Information

The table below indicates the number of securities to be issued upon exercise of outstanding options under the Stock Option Plan, the weighted average exercise price of the options and the number of securities remaining available for future issuance under equity compensation plans as of March 18, 2013.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
	(#)	($)	(#)
Equity compensation plans approved by security holders	4,567,129	5.70	15,484,461
Equity compensation plans not approved by security holders	—	—	—
Total	4,567,129	5.70	15,484,461

Other Executive Benefits

The Corporation provided executives with additional benefits in accordance with the compensation program objectives and for the purpose of retention and motivation. As part of their compensation, the Named Executive Officers are eligible to receive some of the following:

•	Life and Accidental Death and Dismemberment (ADD) Insurance coverage;

•	Medical expenses and medical insurance re-imbursements;

•	Supplementary retirement plan contributions;

•	Monthly car allowance, as applicable;

•	Health and Wellness coverage; and

•	A fitness allowance for a recreational and/or social club

Some of these items are considered as taxable benefits and are reported in the Summary Compensation Table for the Named Executive Officers.

Performance Graph

The following graph compares the Corporation’s cumulative total Shareholder return (assuming an investment of $100 on January 1, 2008) on the units of the Algonquin Power Income Fund (the “Units”) during the period January 1, 2008 to October 27, 2009 and on the Shares during the period October 27, 2009 to January 1, 2013 with the cumulative returns of the S&P/TSX Composite Stock Index during the period January 1, 2008 to January 1, 2013. The data is provided for Units prior to October 27, 2009 and for Shares on and after October 27, 2009 as, pursuant to the unit exchange offer, unitholders of the Algonquin Power Income Fund exchanged their Units for Shares on a one-for-one basis effective October 27, 2009.

Algonquin Power & Utilities Corp. Relative Performance

Value of $100 Invested on January 1, 2008 (Assumes reinvestment of all distributions/dividends)

Prior to 2010, the remuneration structure was established by a management agreement. Remuneration was not based on any specific relationship to the performance of the Corporation taking into consideration the interests of the Corporation and the Shareholders. Management was motivated to maintain and grow cash available for distribution to Shareholders through an incentive that paid management a fee of 25% on all distributable cash per Share generated in excess of $0.92 per Share. Commencing in 2010, the management agreement was terminated and management was internalized. The compensation mix under the management agreement differed significantly from the current compensation mix under a corporate structure. As such, a comparison of compensation from 2009 and earlier does not necessarily provide an accurate trend comparison.

In 2012, the Total Shareholder Return for the Corporation was 11.5% (compared with 7.2% for the S&P TSX Composite Index). During the same period, total annual salaries and annual incentives for the Named Executive Officers increased an average of 9.9% as compared to annual salaries and annual incentives in 2011, and specifically, the total annual salary and annual incentive for the CEO increased 11.4%.

Summary Compensation Table

The following table sets forth information concerning compensation earned from the Corporation and its subsidiaries for the financial year of the Corporation ended December 31, 2012 for each of the individuals who were at December 31, 2012, the Chief Executive Officer, the Chief Financial Officer, the Vice Chair, the President of APCo, and the President of Liberty Utilities. For the financial year of the Corporation ended December 31, 2010, the table sets forth the information concerning compensation earned from the Corporation and its subsidiaries for each of the individuals who were the Chief Executive Officer, the Chief Financial Officer and the executive officers of the Manager to the extent such compensation is attributable to the costs and expenses incurred in the performance of the Management Services together with the annual fee and any incentive paid (the “Management Fees”), or other payments from the Corporation to the Manager for the Management Services.

Summary Compensation Table

	Year		Salary ($)	Share- Based Awards(4) ($)	Option- Based Awards(5) ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total Compensation ($)
Name and Principal Position						Annual Incentive Plans(1)	Long- Term Incentive Plans
Ian Robertson	2012		419,425	1,500	252,297	278,918	—	60,091	1,012,231
Chief Executive	2011		290,700	801	247,095	349,508	—	59,563	947,667
Officer, Algonquin Power & Utilities Corp.	2010		285,000	—	242,250	213,849	—	60,702	801,801
Christopher Jarratt	2012		360,275	1,500	222,615	239,583	—	47,486	871,459
Vice Chair,	2011		290,700	1,001	218,025	280,488	—	45,959	836,173
Algonquin Power & Utilities Corp.	2010		285,000	—	213,750	167,919	—	41,271	707,940
David Bronicheski	2012		267,500	1,500	117,300	127,063	—	27,574	540,936
Chief Financial	2011		229,500	—	114,750	158,503	—	28,005	530,758
Officer, Algonquin Power & Utilities Corp.	2010		225,000	—	112,500	88,061	—	30,232	455,793
David Pasieka(2)	2012		245,914	1,500	115,000	105,128	—	30,100	497,643
President, Liberty	2011	(6)	76,962	—	113,680	101,891	—	8,433	300,966
Utilities	2010		—	—	—	—	—	—	—
Michael Snow(3)	2012		245,814	1,500	115,000	98,489	—	21,320	482,223
President,	2011	(6)	115,000	—	118,433	59,066	—	12,600	305,099
Algonquin Power Co.	2010		—	—	—	—	—	—	—

(1)	The annual incentive plan amounts for Messrs. Robertson, Jarratt, Bronicheski, Pasieka and Snow represent their discretionary bonus paid per the short-term incentive plan which is based on a company scorecard.
(2)	David Pasieka became a NEO in September 2011 upon his appointment as President of Liberty Utilities, and as such data for 2011 is for a partial year only.
(3)	Michael Snow became a NEO in May 2011 upon his appointment as President of Algonquin Power Co., and as such data for 2011 is for a partial year only.
(4)	Grant date fair value of shares granted under the Employee Share Purchase Plan.
(5)	Grant date fair value of stock option grants is based on the Black-Scholes valuation methodology.
(6)	Amounts show for David Pasieka and Michael Snow are for payment for partial years for 2011 as their employment with the Corporation began in September and May, respectively.

The following chart sets out in detail “All Other Compensation” earned by the Named Executive Officers as reported in the Summary Compensation Table above.

		Perquisites		Other Compensation
Name	Year	Car Allowance ($)	Other Perquisites ($)	Insurance Premiums(1) ($)	Savings Plan Contributions ($)	Total All Other Compensation ($)
	2012	11,520	18,552	12,228	17,791	60,091
Ian Robertson	2011	11,520	18,258	12,343	17,442	59,563
	2010	11,520	18,755	12,985	17,442	60,702
	2012	11,520	5,404	12,771	17,791	47,486
Christopher Jarratt	2011	11,520	6,405	10,592	17,442	45,959
	2010	11,520	1,895	10,414	17,442	41,271
	2012	11,520	—	2,008	14,046	27,574
David Bronicheski	2011	11,520	—	2,715	13,770	28,005
	2010	11,520	—	5,012	13,700	30,232
	2012	11,400	—	4,900	13,800	30,100
David Pasieka	2011	3,815	—	—	4,618	8,433
	2010	—	—	—	—	—
	2012	11,400	—	3,816	6,104	21,320
Michael Snow	2011	5,700	—	—	6,900	12,600
	2010	—	—	—	—	—

(1)	Insurance premiums include life, disability and Medical Reimbursement Plan amounts.

Outstanding Option Based Awards

The following table describes all option-based awards as at December 31, 2012 for each Named Executive Officer that is eligible for such award.

Name	Number of Options	Option Exercise Price		Number of Shares to be issued upon Exercise of Options	Option Expiration Date	Value of unexercised In- the-Money options
Ian Robertson	494,388		$4.05	494,388	August 12, 2018		$1,379,343
	380,146		$5.23	380,146	March 22, 2019		$612,035
	350,413		$6.22	350,413	March 14, 2020		$217,256
Christopher Jarratt	436,224		$4.05	436,224	August 12, 2018		$1,217,065
	335,423		$5.23	335,423	March 22, 2019		$540,031
	267,963		$6.22	267,963	March 14, 2020		$166,137
	38,548		$6.56	38,548	June 19, 2020		$10,793
David Bronicheski	229,592		$4.05	229,592	August 12, 2018		$640,562
	176,538		$5.23	176,538	March 22, 2019		$284,226
	162,917		$6.22	162,917	March 14, 2020		$101,009
David Pasieka	172,242		$5.65	172,242	September 13, 2019		$204,968
	146,625 15,234	$ $	6.22 6.56	146,625 15,234	March 14, 2020 June 19, 2020	$ $	90,908 4,266
Michael Snow	171,642		$5.64	171,642	June 21, 2019		$205,970
	146,625		$6.22	146,625	March 14, 2020		$90,908
	15,234		$6.56	15,234	June 19, 2020		$4,266

Standardized Arrangements

The Corporation entered into an executive employment agreement with Mr. Robertson, the Chief Executive Officer, Mr. Jarratt, Vice Chair, and Mr. Bronicheski, the Chief Financial Officer of the Corporation, on June 23, 2010 (the “Employment Agreements”). The Corporation entered into an executive employment agreement with Mr. Pasieka, the President of Liberty Utilities on September 1, 2011 and Mr. Snow, President of APCo on May 24, 2011.

Termination for Cause, Resignation and Change of Control

If the Named Executive Officers are terminated for cause, each individual will not be entitled to any advance notice of termination or payment in lieu of notice. Each may resign at any time during the term of his Employment Agreement by providing not less than sixty (60) days prior written notice to the Corporation. Upon resignation, each will not be entitled to any payment other than any amounts that the Corporation is required to pay in accordance with applicable laws and the Employment Agreements, including payment of accrued but unused vacation and expenses owing.

Within twelve (12) months following a change in control of the Corporation, if Messrs. Robertson, Jarratt or Bronicheski are terminated or choose to resign, each is entitled to receive compensation equal to the following (i) a lump sum payment equal to twenty-four (24) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the Targeted Annual Incentive payment; (iii) continuation of benefits, car allowance and pension for twenty-four (24) months or a lump sum payment in lieu thereof; and (iv) all unvested performance share units, and all unvested stock options which shall be exercisable within ninety (90) days.

Within twelve (12) months following a change in control of the Corporation, if Messrs. Snow or Pasieka are terminated or choose to resign, each is entitled to receive compensation equal to the following (i) a lump sum payment equal to twelve (12) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the Targeted Annual Incentive payment; (iii) continuation of benefits, car allowance and pension for twelve (12) months or a lump sum payment in lieu thereof; and (iv) all unvested performance share units, and all unvested stock options which shall be exercisable within ninety (90) days.

The Change of Control termination provisions can be triggered upon the occurrence of any one party being entitled to cast 50% or more of the votes attached to all shares of the Corporation and within 12 months of such occurrence, a material change to the employment conditions or duties of the Executive that would materially adversely affect the nature and status of responsibilities including, any change in title, position, reporting relationship. Upon such events, the Executive may elect with 90 days to terminate employment and receive Change of Control incremental amounts.

Termination for Reasons other than Cause

Upon termination without cause, Messrs. Robertson, Jarratt or Bronicheski are entitled to the following amounts in lieu of notice: (i) a lump sum payment equal to eighteen (18) months of base salary (at the then applicable base salary rate), (ii) a lump sum payment equal to the Targeted Annual Incentive payment; (iii) continuation of benefits for eighteen (18) months or lump sum payment in lieu thereof, (iv) all unvested performance share units which would have vested within eighteen (18) months of the last day of employment and (v) all unvested stock options which would have vested within eighteen (18) months of termination and which are exercisable within ninety (90) days of termination.

Upon termination without cause, Messrs. Snow and Pasieka are entitled to the following amounts in lieu of notice: (i) a lump sum payment equal to twelve (12) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the Targeted Annual Incentive payment; (iii) continuation of benefits for twelve (12) months or lump sum payment in lieu thereof, (iv) all unvested performance share units which would vest upon the end of the fiscal year in which termination occurs; and (v) all unvested stock options which would have vested within eighteen (18) months of termination and which are exercisable within ninety (90) days of termination.

Summary Table

Assuming that the triggering event requiring the foregoing payments occurred on December 31, 2012 and that the Employment Agreements were in effect on such date, the Named Executive Officers would be entitled to receive the following incremental amounts:

Named Executive Officer	Type of Termination	Salary Entitlement ($)	Bonus Entitlement ($)	Options ($)	Share-Based Awards ($)	Benefits ($)	Total Payout ($)
Ian Robertson	Termination without Cause	629,138	532,350	1,012,642	—	18,342	2,192,472
	Termination upon Change of Control	838,850	709,800	1,085,060	—	62,309	2,696,019
Christopher Jarratt	Termination without Cause	540,413	425,880	883,663	—	19,157	1,869,113
	Termination upon Change of Control	720,550	567,840	942,640	—	63,123	2,294,153
David Bronicheski	Termination without Cause	401,250	218,250	470,345	—	3,011	1,092,856
	Termination upon Change of Control	535,000	291,000	504,014	—	41,360	1,371,374
David Pasieka	Termination without Cause	245,914	115,777	200,094	—	4,900	566,685
	Termination upon Change of Control	245,914	115,777	231,818	—	32,500	626,009
Michael Snow	Termination without Cause	245,914	115,777	200,762	—	3,816	566,269
	Termination upon Change of Control	245,914	115,777	232,487	—	21,320	615,498

Non-Management Director Compensation

Directors are entitled to receive remuneration from the Corporation in the amount of $60,000 per year, with the exception of the Chairperson of the Board of Directors who is entitled to receive $150,000 per year. As well, the Chairperson of the Audit Committee is entitled to receive additional remuneration from the Corporation in the amount of $10,000 per year, and the Chairperson of each of the Corporate Governance Committee and the Compensation Committee are entitled to receive additional remuneration from the Corporation in the amount of $7,500 per year.

Directors have the ability to elect to receive some or all of their annual remuneration in the form of DSUs. In 2012, Messrs Moore and Ball elected to receive 50% of their annual remuneration in DSUs. Mr. Steeves elected to receive 66.7% of his annual remuneration in DSUs. Mr. Huskilson’s director remuneration is paid directly to Emera. As a corporation is not permitted to own DSUs, 100% of Mr. Huskilson’s annual remuneration was paid to Emera in cash.

With the exception of the Chairperson of the Board of Directors, Directors are also entitled to receive additional remuneration for attending meetings of the Board or of a committee of the Board in the amount of $1,500 per meeting in person and $750 for meetings attended by telephone. The Directors are entitled to be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the conduct of Corporation’s business. In the fiscal year ended December 31, 2011, the Corporation paid each Director as indicated below on account of retainer and meeting attendance fees.

Non-Management Director Compensation Table

Director	Fees Earned(1) ($)	Share-Based Awards(3) ($)	Option-Based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All other Compensation ($)	Total(1) ($)
Kenneth Moore	75,000	75,000	—	—	—	—	150,000
Chair of the Board
Christopher J. Ball	74,000	35,000	—	—	—	—	109,000
Chair of the Audit Committee
George Steeves	53,977	45,023	—	—	—	—	99,000
Chair of the Corporate Governance Committee
Christopher Huskilson(2)	87,000	—	—	—	—	—	87,000
Chair of the Compensation Committee

(1)	Amounts disclosed represent the aggregate remuneration paid to each Director for (a) attending quarterly meetings, the annual Shareholder meeting, Committee meetings, the annual budget approval meeting and business development meetings; and (b) if applicable, acting as chair of the Board and/or Board committees.
(2)	Director fees owed to Christopher Huskilson are paid directly to Emera
(3)	Messrs. Ball, Moore and Steeves elected to receive part of their 2012 payments in the form of DSUs. A DSU has a value equal to one common share of the Corporation. DSUs cannot be redeemed until the Director retires, resigns, or otherwise leaves the Board.

Indebtedness of Directors and Others

The following table sets out the aggregate indebtedness as at March 18, 2013 of all current and former executive officers, employees, directors or nominee directors of the Corporation or any of its subsidiaries, to the Corporation and any of its subsidiaries, and to other entities if the indebtedness to such other entities is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

AGGREGATE INDEBTEDNESS ($)

Purpose	To the Corporation or its Subsidiaries	To Another Entity
Share Purchases	Nil	Nil
Other	Nil	Nil

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101—Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201—Corporate Governance Guidelines (“NP 58-201”) of the Canadian Securities Regulators requires the disclosure by each listed reporting issuer of its approach to corporate governance. This statement discloses the Corporation’s corporate governance practices.

The Directors consider that the Corporation has complied with the guidelines set out in the NP 58-201 (the “Guidelines”).

Directors

In accordance with National Instrument 52-110—Audit Committees (“NI 52-110”), a Director is independent if the Director has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Corporation, be reasonably expected to interfere with such Director’s independent judgment. In determining whether a particular Director is “independent”, the Corporation considers the factual circumstances of each Director in the context of the Guidelines.

Based upon information provided by the Directors as to their individual circumstances, the Corporation has determined that all nominees, with the exception of Messrs. Robertson, Jarratt and Huskilson, are considered “independent” within the meaning of NI 52-110 for the following reasons: (a) none of them has received remuneration from the Corporation in excess of Director retainers or fees; and (b) none of them has a material relationship with the Corporation (either directly or as a partner, Shareholder or officer of an organization that has a relationship with the Corporation) other than as a Director. None of these individuals could therefore be reasonably perceived to be in a position that might materially interfere with their independent judgment and their ability to act in the best interests of the Corporation. Mr. Robertson and Mr. Jarratt, as Chief Executive Officer and Vice Chair, respectively, are the only Directors employed by the Corporation. Mr. Huskilson is the Chief Executive Officer of Emera which owns 46,166,766 Shares of the Corporation.

Summary of Director and Committee Meetings During 2012

Meeting Type	Number of Meetings
Director	11	(1)
Audit Committee	5
Corporate Governance Committee	1
Compensation Committee	4
Miscellaneous (including Special Committees)	8

Total number of meetings held	29

(1)	Of the eleven (11) Director meetings held in 2012, seven (7) meetings were held to discuss regular Corporation business and four (4) meetings were held to discuss business development related items.

Summary of Attendance for Director and Committee Meetings During 2012

The Director’s written mandate requires the Directors to hold meetings at least annually (either regularly scheduled or unscheduled) at which management of the Corporation is not present. For the year ended December 31, 2012, there were nine (9) meetings of the Directors held in the absence of members of management of the Corporation.

The following table sets forth the summary of attendance for director and committee meetings for the Corporation in 2012.

Director	Director Meetings	Audit Committee(1)	Compensation Committee(1)	Governance Committee(1)
Christopher Ball	11 of 11	5 of 5	4 of 4	N/A
Christopher Huskilson	11 of 11	N/A	4 of 4	1 of 1
Christopher Jarratt	11 of 11	N/A	N/A	N/A
Kenneth Moore	11 of 11	5 of 5	N/A	1 of 1
Ian Robertson	11 of 11	N/A	N/A	N/A
George Steeves	11 of 11	5 of 5	N/A	1 of 1

(1)	Board Committee Meetings include Audit Committee, Compensation Committee and Governance Committee meetings. Membership varies between committees and therefore Directors do not typically attend all committee meetings.

Directorships

Other than as disclosed below, none of the proposed nominees for election as Directors serves as a director on the board of directors of a public company. Mr. Christopher Huskilson currently serves as a director on the board of directors of Emera, and on Emera affiliated boards including Nova Scotia Power Inc., ICD Utilities Ltd., Light & Power Holdings Ltd., Barbados Light & Power Company Ltd., and Bangor Hydro Electric Company.

Mandate of the Directors

The Directors have a written mandate to set the strategic direction of the Corporation and to oversee its implementation by management of the Corporation. A copy of the Director mandate is set forth in Schedule “G”.

Position Descriptions

The Directors have developed position descriptions for the Chair of the Board and the Chair of each committee of the Board (the “Committee Chairs”) in order to delineate their respective roles and responsibilities.

The position description of the Chair of the Board requires that the Chair provide leadership for the Directors and serves as chair of Board and Shareholders’ meetings. The Chair of the Board also:

(a)	in consultation with members of the Board and management of the Corporation, sets the agenda for each meeting of the Board;

(b)	provides input to the Corporate Governance Committee on its recommendation to the Board for approval of (i) candidates for nomination or appointment to the Board; and (ii) members and chairs of committees of the Board;

(c)	assesses whether the Directors and their committees have appropriate administrative support, access to personnel of the Corporation and access to outside advisors for the purposes of the Board fulfilling its mandate;

(d)	in consultation with the Corporate Governance Committee, leads the review and assessment of Board meeting attendance, performance and compensation of the Board and individual directors and the composition of the Board; and

(e)	executes all contracts, documents or instruments in writing which require his signature.

The position description for the Committee Chairs provides that each Committee Chair shall:

(a)	chair all committee meetings;

(b)	provide leadership for the committee;

(c)	act as the communication link between the Board and the applicable committee;

(d)	review formal communications from the committee to the Board before dissemination to the Board;

(e)	ensure that all matters requiring committee review or approval are brought to the committee in a timely and appropriate manner;

(f)	co-ordinate, in consultation with the Chair of the Board, the agenda, information packages and related events for committee meetings with senior management of the Corporation; and

(g)	set the frequency of committee meetings and review such frequency from time to time as considered appropriate or as requested by the Board.

Audit Committee

The Board has established an audit committee (“Audit Committee”) comprised of Mr. Christopher Ball (Chair), Mr. Kenneth Moore and Mr. George Steeves, all of whom are independent and financially literate for purposes of NI 52-110.

The responsibilities and operation of the Audit Committee are more particularly set out in the Corporation’s Audit Committee Charter, a copy of which is included as a schedule to the annual information form of the Corporation for the year 2012, a copy of which will be available on SEDAR at www.sedar.com.

Corporate Governance Committee

The directors have established a Corporate Governance Committee (“CGC”) comprised of three (3) of the directors of APUC, Mr. George Steeves (Chair), Mr. Christopher Huskilson and Mr. Kenneth Moore. This CGC also serves as the director nominating and evaluating committee. The CGC is responsible for reviewing APUC’s corporate governance practices. The CGC will also consider from time to time the effectiveness of the Directors and whether an increase to the number of directors is warranted.

Compensation Committees

The directors have put in place a Compensation Committee, comprised of Directors Mr. Christopher Huskilson (Chair) and Mr. Christopher Ball. The Compensation Committee is responsible for reviewing directors’ compensation and making recommendations to the Board on an annual basis, or more frequently if required, in light of the risks involved in being an effective Director. In addition, the Compensation Committee will make recommendations to the Board regarding the compensation of executive officers of the Corporation and produce a report concerning executive compensation in compliance with Canadian securities law requirements. The process by which executive compensation is established is described above under the heading “Statement of Executive Compensation”.

Orientation and Continuing Education

When a new Director is appointed or elected, the Corporate Governance Committee is responsible for, among other things, assessing the orientation needs of such new Director and overseeing the development by the management of an orientation program for such Director. In addition, the Corporate Governance Committee is responsible for assessing the development needs of each Director and establishing Director development programs.

Ethical Business Conduct

The Corporation has adopted a written code of business conduct and ethics (the “Code of Ethics”) to assist all Directors, employees, officers, agents and contractors of the Corporation and each of its subsidiary entities (collectively, “Algonquin Representatives”). A copy of the Code of Ethics may be obtained upon request to the Corporation at the following address: 2845 Bristol Circle, Oakville, Ontario L6H 7H7 or on SEDAR at www.sedar.com.

The Board is ultimately responsible for the implementation and administration of the Code of Ethics and has designated a compliance officer (the “Compliance Officer”) to assist the Board in this regard. The Compliance Officer is responsible for, among other things, monitoring compliance with the Code of Ethics and will provide a report to the Board on a quarterly basis on investigations and other significant matters arising under the Code of Ethics.

The Corporation has established confidential reporting procedures in order to encourage Algonquin Representatives to raise concerns regarding matters addressed by the Code of Ethics on a confidential basis free from discrimination, retaliation or harassment. The Board believes this encourages and promotes a culture of ethical business conduct. A violation of the Code of Ethics may result in disciplinary action, which may include termination of an Algonquin Representative’s relationship with the Corporation or its subsidiary entities.

The Board has not granted any waivers of the Code of Ethics in favour of a Director or executive officer of the Corporation and, accordingly, no material change report has been required or filed during the most recently completed financial year that pertains to any conduct of a Director or executive officer of the Corporation that constitutes a departure from the Code of Ethics.

Nomination of Directors

Due to the small number of Directors, the Board has not created a separate nominations committee. The Corporate Governance Committee serves as the Director nominating and evaluation committee and will recommend new Directors as the need arises.

Assessments

The responsibilities of the Corporate Governance Committee also include assessing, at least annually by all Directors, the effectiveness and contribution of the Board as a whole, the chairs of the Audit Committee and the Corporate Governance Committee and each of the individual Directors.

In addition, the Chair of the Board, in consultation with the Corporate Governance Committee, leads the review and assessment of Board meeting attendance and performance of the Board and individual Directors.

Schedule “A”

2845 Bristol Circle Oakville, Ontario Canada L6H 7H7 Tel: 905-465-4500 Fax: 905-465-4514

NOTICE OF CHANGE OF AUDITOR

To:	KPMG LLP Chartered Accountants Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5

And To:	Ernst & Young LLP Chartered Accountants Ernst & Young Tower 222 Bay Street, P.O. Box 251 Toronto, ON M5K 1J7

And To: The securities commission or securities regulatory authority in each of the Provinces of Canada

Pursuant to National Instrument 51-102—Continuous Disclosure Obligations (“NI 51-102”), Algonquin Power & Utilities Corp. (“Algonquin”) gives notice as follows:

1. At the request of Algonquin, KPMG LLP, Chartered Accountants (the “former auditor”) has resigned as auditor of the Corporation effective March 28, 2013 (the “Resignation Date”).

2. The Board of Directors of Algonquin has approved the appointment of Ernst & Young LLP, Chartered Accountants (the “successor auditor”) as the auditor of Algonquin, effective the Resignation Date.

3. There were no reservations in the Auditors’ Reports for either of Algonquin’s two most recently completed fiscal years and any period subsequent to the most recently completed period for which an audit report was issued and preceding the date hereof.

4. The resignation of the former auditor and the appointment of the successor auditor effective the Resignation Date was considered and approved by the Audit Committee and the Board of Directors of Algonquin on March 14, 2013.

5. In the opinion of management, the Audit Committee and the Board of Directors of Algonquin, there are no reportable events as defined in sub-paragraph 4.11 (1) of NI 51-102.

DATED this 18th day of March 2013.

ALGONQUIN POWER & UTILITIES CORP.

“David Bronicheski”

Name: David Bronicheski

Title:   Chief Financial Officer

KPMG LLP
Chartered Accountants	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street Suite 4600	Internet	www.kpmg.ca
Toronto ON M5H 2S5
Canada

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Office of Superintendant of Securities,

Government of Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office

Autorité des marchés financiers

Saskatchewan Financial Services Commission

Dear Sirs:

Re: Notice of Change of Auditors of Algonquin Power & Utilities Corp.

We have read the Notice of Algonquin Power & Utilities Corp. dated March 18, 2013 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Accountants, Licensed Public Accountants

March 18, 2013

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Ernst & Young LLP Chartered Accountants Ernst & Young Tower 222 Bay Street, P.O. Box 251
Toronto, Ontario M5K 1J7 Tel: 416 864 1234 Fax: 416 864 1174 ey.com/ca

March 18, 2013

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Securities Commission of Newfoundland and Labrador

Office of the Superintendent of Securities, Northwest Territories

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Nunavut

Ontario Securities Commission

Superintendent of Securities, Prince Edward Island

Autorité des marchés financiers, Québec

Saskatchewan Financial Services Commission

Superintendent of Securities, Yukon Territory

Dear Sirs/Mesdames:

Re:	Algonquin Power & Utilities Corp.

Change of Auditor Notice dated March 18, 2013

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

cc: Board of Directors of Algonquin Power & Utilities Corp.

Schedule “B”

Unallocated Option Resolution

WHEREAS the Stock Option Plan of the Corporation provides that the aggregate number of shares of the Corporation that may be reserved for issuance under the Stock Option Plan must not exceed 10% of the number of Shares outstanding at the time the options are granted;

AND WHEREAS a security based compensation arrangement that does not have a fixed maximum number of securities issuable, as is the case with the Stock Option Plan, requires all unallocated options to be approved by Shareholders every three years pursuant to the rules of TSX;

RESOLVED THAT:

1.	all unallocated options under the Stock Option Plan of the Corporation, as amended from time to time, are hereby approved and authorized, which approval shall be effective until April 23, 2016; and

2.	any director or officer of the Corporation is hereby authorized to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the above resolution.

Schedule “C”

Rights Plan Resolution

RESOLVED THAT:

1.	the Shareholder rights plan of the Corporation be continued, amended and restated, and the Amended Rights Plan Agreement to be made effective as of April 23, 2013 between the Corporation and CIBC Mellon Trust Company (the “Rights Agent”), which amends and restates the Shareholder Rights Plan Agreement dated as of June 9, 2010, between the Corporation and the Rights Agent (the “Rights Plan”) and continues the rights issued under the Rights Plan, is hereby approved; and

2.	any director or officer of the Corporation is hereby authorized to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the above resolution.

Schedule “D”

Summary of Amended Shareholder Rights Plan

The following is a summary of the features of the Amended Rights Plan. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Amended Rights Plan, a copy of which is available on request from the Director, Investor Relations of the Corporation as described in the Circular or on the Corporation’s website at www.algonquinpower.com. All capitalized terms used in this summary have the meanings given in the Amended Rights Plan unless otherwise noted.

Issuance of Rights

One Right was issued by the Corporation for each Common Share outstanding at the close of business on June 9, 2010, the date the Amended Rights Plan came into effect, and except as set forth in the Amended Rights Plan, one Right will continue to be issued for each Common Share of the Corporation issued after such date and before the earlier of the Separation Time and the Expiration Time. Each Right entitles the registered holder thereof, after the Separation Time, to purchase from the Corporation six Common Shares at an Exercise Price equal to three times the Market Price per Common Share as at the Separation Time, subject to adjustment and certain anti-dilution provisions.

Rights are not exercisable until the Separation Time. If a Flip-in Event occurs, each Right entitles the holder thereof to receive, upon payment of the Exercise Price, Common Shares of the Corporation with an aggregate Market Price equal to two times the Exercise Price.

The Corporation is not required to issue or deliver Rights, or securities issuable upon the exercise of Rights, outside Canada or the U.S. where an issue or delivery of Rights would be against the law without registration of the relevant Persons or securities. The Board may establish procedures for the issue of these securities to a Canadian resident fiduciary, to hold Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities and to remit the proceeds to those Persons.

Trading of Rights

Until the Separation Time (or earlier termination or expiration), the Rights will be evidenced by the certificates representing the Common Shares of the Corporation and will be transferable only together with the associated Common Shares. After the Separation Time, separate certificates evidencing the Rights (Rights Certificates) will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued for Rights in respect of Common Shares issued after the Separation Time and before the Expiration Time, to each holder (other than an Acquiring Person) converting securities that are exchangeable for Common Shares after the Separation Time. Rights will trade separately from the Common Shares after the Separation Time.

Separation Time

The Separation Time is the close of business on the tenth Business Day after the earlier of (i) the Stock Acquisition Date, which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; (ii) the date of the start of, or first public announcement of, the intent of any Person (other than the Corporation or its Subsidiaries) to begin a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and (iii) the date upon which a Permitted Bid ceases to be a Permitted Bid, or such later date as may be determined by the Board acting in good faith. If a Take-over Bid expires, is cancelled, terminated or withdrawn prior to the Separation Time, it shall be deemed never to have been made.

Acquiring Person

In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the Corporation’s outstanding Common Shares, excluding (i) the Corporation and its Subsidiaries, and (ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of any one or a combination of an acquisition or redemption of Common Shares by the Corporation, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition.

In general:

(i)	a Permitted Bid Acquisition means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii)	an Exempt Acquisition means an acquisition of Common Shares

A.	for which the Board has waived the application of the Amended Rights Plan;

B.	which was made on or before the Effective Date;

C.	which was made under any distribution reinvestment plan of the Corporation;

D.	which was made pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of Common Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Common Shares or Convertible Securities, provided that the Person does not acquire such rights from any Person other than the Corporation and provided that the Person does not thereby acquire a greater percentage of the Common Shares or Convertible Securities so offered than the percentage owned immediately before the acquisition;

E.	which was made pursuant to a distribution by the Corporation to the public of Common Shares or Convertible Securities made under a prospectus, provided that the Person does not thereby acquire a greater percentage of the Common Shares or Convertible Securities so offered than the percentage owned immediately before the distribution);

F.	which was made pursuant to a distribution by the Corporation of Common Shares or Convertible Securities by way of a private placement or a securities exchange take-over bid circular or upon the exercise by an individual employee of options or rights granted under a stock option plan of the Corporation or rights to purchase securities granted under a share purchase plan of the Corporation; provided that (i) all necessary stock exchange approvals for such private placement, stock option plan or share purchase plan have been obtained and such private placement, stock option plan or share purchase plan complies with the terms and conditions of such approvals and (ii) such Person does not become the Beneficial Owner of more than 25% of the Common Shares outstanding immediately prior to the distribution, and in making this determination, the Common Shares to be issued to such Person in the distribution shall (x) where such Person is Emera or an affiliate thereof, be deemed to be held by Emera and shall be added to the aggregate number of outstanding Common Shares immediately prior to the distribution or (y) where such Person is not Emera or an affiliate thereof, be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Common Shares immediately prior to the distribution; or

G.	which was made pursuant to a pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval.

(iii)	a Convertible Security Acquisition means an acquisition of Common Shares upon the exercise of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

(iv)	a Pro Rata Acquisition means an acquisition of Common Shares or Convertible Securities as a result of a distribution of Common Shares or a share split or other similar event acquired on the same pro rata basis as all other holders of Common Shares.

Also excluded from the definition of Acquiring Person are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement.

Beneficial Ownership

In general, a Person is deemed to Beneficially Own Common Shares actually held by others if those holdings are or should be grouped together for purposes of the Amended Rights Plan. Included are holdings by the Person’s Affiliates (generally, a Person that controls, is controlled by, or under common control with another Person) and Associates (generally, spouses and relatives sharing the same residence). Also included are securities which the Person or any of the Person’s Affiliates or Associates has the right to acquire within 60 days (other than (i) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a public offering of securities; or (ii) pursuant to a pledge of securities in the ordinary course of business).

A Person is also deemed to Beneficially Own any securities that are Beneficially Owned by any other Person with whom the Person is acting jointly or in concert (Joint Actor). A Person is a Joint Actor with any Person who is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate of the first Person to acquire or offer to acquire Common Shares.

Institutional Shareholder Exemptions from Beneficial Ownership

There are several exemptions in the definition of Beneficial Ownership under which a Person is not considered to Beneficially Own a security. There are exemptions for institutional Shareholders which apply to:

(i)	an investment manager (Investment Manager) which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person;

(ii)	a licensed trust company (Trust Company) acting as trustee or administrator for the estates of deceased or incompetent persons (Estate Account) or for other accounts (Other Account) and which hold the securities in the ordinary course of its duties for those accounts;

(iii)	the administrator or the trustee (Plan Trustee) of a pension fund or plan (a Plan) registered under applicable law and holds such security for the purposes of its activities as such an administrator or trustee;

(iv)	a Person who is a Plan or is a Person established by law (the Statutory Body), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies;

(v)	a Crown agent or agency; or

(vi)	a Person (Manager) that is the manager or trustee of a mutual fund (Mutual Fund) that is registered or qualified to issue its securities to investors under Canadian provincial or U.S. securities law or is a Mutual Fund.

The exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body, Crown agent or agency, Manager or Mutual Fund is not making or has not announced an intention to make a Take-over Bid.

A Person is not considered to Beneficially Own a security because (i) the Person is a client of the same Investment Manager, an estate account or another account of the same Trust Company or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as

the case may be, holds the security; or (ii) the Person is a client of an Investment Manager, an account of a Trust Company or a Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as applicable.

Exemption for Permitted Lock-up Agreement

A Person is not considered to Beneficially Own any security where the holder of the security has agreed to tender or tendered that security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by the Person or the Person’s Affiliates or Associates or a Joint Actor until the tendered security is accepted unconditionally for payment or exchange or is taken up and paid for.

A Permitted Lock-up Agreement is generally an agreement between a Person and one or more holders of Common Shares who enter into a Permitted Lock up Agreement (a Locked-up Person) under which each Locked-up Person agrees to tender Common Shares to a Take-over Bid (referred to as a Lock-up Bid) and which allows the Locked-up Person to withdraw its Common Shares to tender them to another Take-over Bid or to support another transaction prior to the Common Shares being taken up and paid for under the Lock-up Bid: (i) at a price or value per Common Share that exceeds the price or value per Common Share offered under the Lock-Up Bid; or (ii) at an offer price for each Common Share that exceeds by at least a specified amount (Specified Amount) the offer price for each Common Share in the Lock-up Bid but that does not set out a Specified Amount that is greater than 7% of the offer price in the Lock-up Bid.

A Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid or transaction. It may also contain a similar limitation on a Locked-up Person’s right to withdraw Common Shares from the Permitted Lock-up Agreement so long as the limitation does not prevent the Locked-up Person from withdrawing Common Shares during the period of the other Take-over Bid or transaction. Finally, under a Permitted Lock-up Agreement there are limits on “break-up” fees, “top-up” fees, penalties and expenses payable by a Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid or withdraws Common Shares previously tendered in order to deposit or tender them to another Take-over Bid or support another transaction.

Flip-in Event

A Flip-in Event occurs when any Person becomes an Acquiring Person. If, prior to the Expiration Time, a Flip-in Event which has not been waived by the Board occurs, each Right (except for Rights Beneficially Owned by an Acquiring Person, an Affiliate or Associate of an Acquiring Person, a Joint Actor or a transferee of any such Person, which become null and void) will thereafter constitute, upon exercise, the right to purchase from the Corporation the number of Common Shares having a total Market Price on the date of the Flip-in Event equal to twice the Exercise Price for a cash amount equal to the Exercise Price (subject to anti-dilution adjustments). For example, if at the time of the Flip-in Event the Exercise Price is $150 and the Market Price of the Common Shares is $50, the holder of each Right would be entitled to purchase Common Shares having a total Market Price of $300 (that is, six Common Shares) for $150 (that is, a 50% discount from the Market Price).

Permitted Bid and Competing Permitted Bid

A Permitted Bid is a Take-over Bid made by a Person by way of a Take-over Bid circular and which also complies with the following:

(i)	the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

(ii)	the Take-over Bid contains irrevocable and unqualified conditions that:

(A)	no Common Shares shall be taken up or paid for under the Take-over Bid before the close of business on a date at least 60 days after the date of the Take-over Bid;

(B)	unless the Take-over Bid is withdrawn, Common Shares may be deposited to the Take-over Bid any time before the close of business on the date of first take-up or payment for Common Shares and all Common Shares deposited to the Take-over Bid may be withdrawn at any time before the close of business on that date;

(C)	more than 50% of the outstanding Common Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Common Shares; and

(D)	in the event that more than 50% of the outstanding Common Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Common Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for at least 10 Business Days from the date of the announcement.

A Competing Permitted Bid is a Take-over Bid that is made after any other Permitted Bid or another Competing Permitted Bid has been made but before the expiry of the Permitted Bid or another Competing Permitted Bid and that satisfies all the requirements of a Permitted Bid, other than the requirement that the bid remain open for 60 days, as long as it is open until the later of (i) the earliest date on which Common Shares may be taken-up or paid for under a Permitted Bid or Competing Permitted Bid that is then in existence; and, (ii) 35 days (or such other minimum number of days prescribed by applicable Ontario law) after the date of the Competing Permitted Bid.

Redemption, Waiver and Termination

(i)	Redemption of Rights on Approval of Holders of Common Shares and Rights. The Board acting in good faith may, after obtaining the prior approval of the holders of Common Shares or Rights, at any time before a Flip-in Event occurs, elect to redeem all of the then outstanding Rights at a Redemption Price of $0.000001 per Right, as adjusted for anti-dilution.

(ii)	Waiver of Inadvertent Acquisition. The Board acting in good faith may waive the application of the Amended Rights Plan for any Flip-in Event if (i) the Board determines that a Person became an Acquiring Person unintentionally and without any knowledge or intent that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Common Shares so that, at the time of waiver the Person is no longer an Acquiring Person.

(iii)	Deemed Redemption. If a Person who has made a Permitted Bid or a Take-over Bid for which the board has waived the Amended Rights Plan completes the acquisition of the Common Shares, the board will be considered to have elected to redeem the Rights for the Redemption Price.

(iv)	Discretionary Waiver with Mandatory Waiver of Concurrent Bids. The Board acting in good faith may, after providing prior written notice to the Rights Agent, waive the application of the Amended Rights Plan to a Flip-in Event occurring by way of a Take-over Bid made by means of a Take-over Bid circular sent to all holders of record of Common Shares. However, if the Board waives the application of the Amended Rights Plan to such a Flip-in Event, it will be deemed to have waived the Amended Rights Plan for any other Flip-in Event occurring by way of a Take-over Bid made by means of a Take-over Bid circular sent to all holders of record of Common Shares made before the expiry of a bid for which the waiver was or was deemed to have been granted.

(v)	Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The Board may, after obtaining the prior consent of the holders of Common Shares, determine, at any time before a Flip-in Event for which the application of the Amended Rights Plan has not been waived, if the Flip-in Event would occur by an acquisition of Common Shares by some other means than under a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares, or unintentionally if the Acquiring Person has reduced its holdings to below 20%, to waive the application of the Amended Rights Plan for that Flip-in Event. However, if the Board waives the application of the Right Plan to such a Flip-in Event, the Board will extend the Separation Time to a date within 10 Business Days after the meeting of Shareholders called to approve the waiver.

(vi)	Redemption of Rights on Withdrawal or Termination of Bid. Where a Take-over Bid that is not a Permitted Bid is withdrawn or terminated after the Separation Time and before the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. Upon such redemption, the Amended Rights Plan shall continue to apply as if the Separation Time had not occurred, and the Separation Time will be deemed not to have occurred, the Board may elect to redeem all the outstanding Rights at the Redemption Price and the Corporation will be deemed to have issued replacement Rights to holders of Common Shares.

When Rights are redeemed, upon redemption they will, without further action or notice, terminate and the only right the holders of Rights will have is to receive the Redemption Price. Within 10 Business Days of any redemption of the Rights, the Corporation will notify the holders of the Common Shares or, after the Separation Time, the holders of the Rights of the redemption.

Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding will be adjusted in certain events, including but not limited to:

(i)	if there is a dividend payable in Common Shares or Convertible Securities (other than pursuant to any dividend reinvestment plan or a distribution payable in Common Shares in lieu of a regular periodic cash distribution) on the Common Shares, or a subdivision or consolidation of the Common Shares, or if there is an issue of Common Shares or Convertible Securities in respect of, in lieu of, or in exchange for Common Shares pursuant to certain transactions; or

(ii)	if the Corporation fixes a record date for the dividend to all holders of Common Shares of rights or warrants to acquire Common Shares or Convertible Securities, or if the Corporation fixes a record date for the dividend to all holders of Common Shares or evidences of indebtedness or assets (other than a regular periodic cash dividend or a dividend payable in Common Shares) or rights or warrants to acquire Common Shares.

Supplements and Amendments

The Corporation may make amendments to correct any clerical or typographical error or which are necessary to ensure the Amended Rights Plan remains valid if there is any change in applicable law. Any changes made to maintain the validity of the Amended Rights Plan and any other changes to the Amended Rights Plan, other than amendments to correct any clerical or typographical error, will be subject to confirmation by the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

Expiration

If the Amended Rights Plan is approved at the Meeting, it will become effective immediately following such approval and remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights terminates under the Amended Rights Plan) and the termination of the annual general meeting of the Corporation’s shareholders in the year 2016, unless the Shareholders or Independent Shareholders, as applicable, approve the continuation of the Amended Rights Plan at or before the annual general meeting of the Shareholders of the Corporation in 2016.

Schedule “E”

Emera Share Issuance Resolution

WHEREAS the Corporation and Emera Incorporated (“Emera”) entered into a strategic investment agreement dated April 29, 2011 (the “Strategic Investment Agreement”);

AND WHEREAS the Strategic Investment Agreement provides that, in certain circumstances, Emera may increase its holdings of common shares of the Corporation (“Shares”) up to 25% of the outstanding Shares of the Corporation;

AND WHEREAS the Strategic Investment Agreement contains voting covenants by Emera with respect to its holdings of Shares in excess of 15% of the outstanding Shares of the Corporation;

AND WHEREAS as of March 18, 2013, Emera holds in excess of 20% but less than 25% of the outstanding Shares of the Corporation;

AND WHEREAS Emera’s holdings in Shares may fall below 20% from time to time as a result of Share issuances by the Corporation or otherwise, where a corresponding Share issuance to Emera is not made;

RESOLVED THAT:

1.	the Corporation is authorized to issue Shares or securities convertible into Shares (“Convertible Securities”) to Emera pursuant to transactions from time to time (each, a “Transaction”) which result in Emera’s aggregate percentage holding increasing from between 15% and 20% to greater than 20%, but less than 25%, provided that such authorization shall not apply to a Transaction that closes (i) after April 23, 2016 or (ii) at a time when Emera’s percentage holding has fallen below 20% for a period of greater than thirty (30) days;

2.	for this purpose, “percentage holding” is calculated as the quotient obtained by dividing (i) the total number of Shares and Shares issuable on conversion of Convertible Securities held by Emera, by (ii) the total number of outstanding Shares after conversion of the Convertible Securities held by Emera, before and after the Transaction as applicable; and

3.	any director or officer of the Corporation is hereby authorized to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the above resolution.

Schedule “F”

Advisory Vote on Approach to Executive Compensation

of Algonquin Power & Utilities Corp. (the “Corporation”)

RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2013 annual meeting of the Shareholders of the Corporation.

Schedule “G”

ALGONQUIN POWER & UTILITIES CORP.

MANDATE OF

THE BOARD OF DIRECTORS

1.	PURPOSE

1.1	The board of directors (the “Board”) of Algonquin Power & Utilities Corp. (the “Corporation”) has the power and authority to supervise the activities and manage the investments and affairs of the Corporation. The Board, directly and through its committees, shall manage, or supervise the management of, the business and affairs of the Corporation.

2.	MEMBERSHIP, ORGANIZATION AND MEETINGS

2.1	General - The composition and organization of the Board, including: the number, qualifications and remuneration of directors; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Corporation’s articles of incorporation (the “Articles”) and by-laws (the “By-Laws”), as amended and restated from time to time.

2.2	Independence - The Board shall establish independence standards for the Board in accordance with the binding requirements of any stock exchanges on which the Corporation’s securities are listed and all other applicable laws (collectively, the “Applicable Requirements”), and, at least annually, shall determine the independence of each director in accordance with these standards. A minimum of a majority of the Board shall be independent in accordance with these standards.

2.3	Access to Management and Outside Advisors - The Board shall have unrestricted access to the management and employees of the Corporation and its subsidiary entities. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist them in fulfilling their responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Corporation officer. The Corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors.

2.4	Secretary and Minutes - The Board shall request that an officer of the Corporation, external legal counsel or any other person act as secretary of each meeting of the Board. Minutes of meetings of the Board shall be recorded and maintained and subsequently presented to the Board for approval.

2.5	Meetings Without Management - The Board shall, at least annually, hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which members of management of the Corporation are not present.

3.	FUNCTIONS AND RESPONSIBILITIES

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the Applicable Requirements, the Articles and the By-Laws.

3.1	Strategic Planning

a.	Strategic Plans - At least annually, the Board shall review and, if advisable, approve the Corporation’s strategic planning process and short- and long-term strategic plans prepared by management of the Corporation. In discharging this responsibility, the Board shall review the plans in light of management’s assessment of emerging trends, opportunities, the competitive environment, risk issues and significant business practices.

b.	Business Plans - The Board shall review and, if advisable, approve the Corporation’s annual business plans.

c.	Monitoring - At least annually, the Board shall review management’s implementation of the Corporation’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

3.2	Risk Management

a.	General - At least annually, the Board shall, with the assistance of the Audit Committee, review reports provided by management of the Corporation of material risks associated with the businesses and operations of the Corporation’s subsidiary entities, review the implementation by management of systems to manage these risks and review reports by management relating to the operation of and any material deficiencies in these systems.

b.	Verification of Controls - The Board shall, with the assistance of the Audit Committee, verify that internal, financial, non-financial and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for these controls.

3.3	Human Resource Management

a.	General - At least annually, the Board shall, with the assistance of management, review the Corporation’s approach to human resource management and executive compensation.

b.	Succession Review - At least annually, the Board shall, with the assistance of the Corporate Governance Committee, as applicable, review the Chair of the Board and the senior management succession plans of the Corporation including its Chief Executive Officer.

c.	Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of senior management of the Corporation.

3.4	Corporate Governance

a.	General - At least annually, the Board shall, in conjunction with the Corporate Governance Committee, review the Corporation’s approach to corporate governance.

b.	Board Independence - At least annually, the Board shall, in conjunction with the Corporate Governance Committee, evaluate the independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

c.	Ethics Reporting - At least annually, the Board shall, in conjunction with the Corporate Governance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Corporation’s Code of Business Conduct and Ethics.

3.5	Financial Information

a.	General - At least annually, the Board shall, in conjunction with the Audit Committee, review the Corporation’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.	Integrity of Financial Information - The Board shall, in conjunction with the Audit Committee, review the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures.

3.6	Communications

a.	General - At least annually, the Board in conjunction with management shall review the Corporation’s overall communications strategy, including measures for receiving feedback from the Corporation’s Shareholders.

b.	Disclosure - At least annually, the Board shall review management’s compliance with the Corporation’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Corporation’s disclosure policies and procedures.

3.7	Committees of the Board

a.	Board’s Committees - The Board has established the following committees of the Board: the Audit Committee and the Corporate Governance Committee. Subject to applicable law and the Articles and By-Laws of the Corporation, the Board may establish other committees or merge any committee of the Board with any other committee of the Board.

b.	Committee Charters - The Board has approved charters for each committee and shall approve charters for each new committee of the Board. At least annually, each charter shall be reviewed, and, based on recommendations of the Corporate Governance Committee and the Chair of the Board, as applicable, approved by the Board.

c.	Delegation to Committees - The Board has delegated for approval or review the matters set out in each committee’s charter to that committee.

d.	Consideration of Committee Recommendations - As required, the Board shall consider for approval the specific matters delegated for review to committees of the Board.

e.	Board/Committee Communication - To facilitate communication between the Board and each committee of the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

4.	ORIENTATION AND EVALUATION

4.1	Each new director shall participate in an orientation program for the Board.

4.2	At least annually, the Board shall evaluate and review the performance of the Board, each of its committees, each of the directors and the adequacy of this mandate.

5.	CURRENCY OF MANDATE

This mandate was approved by the Board of Directors of Algonquin Power & Utilities Corp. as of May 6, 2010.

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